Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

JONES LANG LASALLE INCORPORATED,

JLL CM, INC.,

JLL CMG, LLC

and

HFF, INC.

Dated as of March 18, 2019

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(Continued)

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(Continued)

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(Continued)

		Page

Section 8.12	Severability	96
Section 8.13	Waiver of Jury Trial	96
Section 8.14	Counterparts; Execution	96
Section 8.15	Disclosure Letters	96

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ANNEX AND EXHIBIT INDEX

Annex I	Defined Term Index

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of Certificate of Formation of the Surviving Company
Exhibit D	Form of Operating Agreement of the Surviving Company

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 18, 2019 (as amended in accordance with the terms hereof, this “Agreement”), is by and among JONES LANG LASALLE INCORPORATED, a Maryland corporation (“Parent”), JLL CM, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), JLL CMG, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger LLC”), and HFF, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each issued and outstanding share of Class A Common Stock of the Company, par value $0.01 per share (the “Company Common Stock”), other than any Company Shares owned directly or indirectly by any Parent Company or any Acquired Company, and other than Appraisal Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, immediately after the Effective Time, Parent will cause the Surviving Corporation in the Merger to merge with and into Merger LLC, a direct wholly owned subsidiary of Parent (the “Subsequent Merger”), in accordance with Section 1.4, on the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of the Code;

WHEREAS, each of Parent, Merger Sub, Merger LLC and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, as an inducement to and condition of Parent’s, Merger Sub’s and Merger LLC’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Persons listed on Schedule I are entering into a voting agreement with Parent dated as of the date hereof substantially in the form attached as Exhibit A (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER AND THE SUBSEQUENT MERGER

Section 1.1 The Merger.

(a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

(b) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read as set forth on Exhibit B hereto and shall thereafter be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

Section 1.2 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (such transactions, including the Merger, the Subsequent Merger and the Share Issuance, the “Transactions”) will take place at 10:00 a.m., Chicago time, on a date to be specified by the parties, such date to be no later than the third Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date (or on such other date as Parent and the Company may agree), the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.4 Subsequent Merger.

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger LLC, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. The

Subsequent Merger shall have the effects set forth in Section 18-209(g) of the LLC Act. Immediately following the completion of the Subsequent Merger, the certificate of formation and operating agreement of the Surviving Company shall be in the forms attached hereto as Exhibit C and Exhibit D, respectively.

(b) The Merger and the Subsequent Merger, taken together, are intended to be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Shares converted in such merger into the right to receive the consideration provided for hereunder.

(c) Each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger and the Subsequent Merger for all tax purposes consistent with Section 1.4(b) unless required to do otherwise by applicable Law.

Section 1.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law.

Section 1.6 Directors and Officers of the Surviving Company. Parent shall take all actions as may be necessary such that (a) the directors of the Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall be the directors of the Surviving Company from and after the effective time of the Subsequent Merger and (b) the officers of the Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall be the officers of the Surviving Company from and after the effective time of the Subsequent Merger, in the case of clause (a) or (b), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and operating agreement and applicable Law.

Section 1.7 Directors of Parent. Prior to the Effective Time, Parent shall take all actions as may be necessary such that, as of the Effective Time, the Parent Board of Directors (the “Parent Board”) shall include Deborah McAneny (or, if she is not able or willing to serve, such other individual who, as of the date hereof, is a member of the Company Board and is mutually agreed to by Parent and the Company); provided, however, that any such selection shall be subject to approval of the Nominating and Governance Committee of the Parent Board (such approval not to be unreasonably withheld, conditioned or delayed).

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock (each a “Company Share” and collectively, the “Company Shares”) or any shares of capital stock of Merger Sub:

(a) Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Each Company Share that is owned by any Parent Company or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no shares of Parent common stock, par value $0.01 per share (“Parent Common Stock”), or other consideration shall be delivered or deliverable in exchange therefor.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Subject to Section 2.1(b), Section 2.1(c)(ii), Section 2.1(d) and Section 2.2, each issued and outstanding share of Company Common Stock (in each case, other than Company Shares to be cancelled in accordance with Section 2.1(b) and any Appraisal Shares (to the extent provided in Section 2.1(d))), which immediately prior to the Effective Time will be the only class of common stock of the Company then outstanding, shall thereupon be canceled and extinguished and automatically converted into and shall thereafter represent only the right to receive the following consideration, without interest thereon, upon the surrender of the certificate representing any such Company Shares or Company Book-Entry Shares (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”): (x) $24.63 in cash (the “Per Share Cash Amount”) and (y) 0.1505 of a share of validly issued, fully paid and non-assessable Parent Common Stock (subject to adjustment in accordance with Section 2.1(c)(ii), the “Exchange Ratio”).

(ii) Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding Company Shares or the securities convertible into or exercisable for shares of Parent Common Stock or Company Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be (including the treatment of Company Stock Awards in Section 2.3), shall be appropriately adjusted to provide the holders of Company Shares and Company Stock Awards the same economic effect as contemplated by this Agreement prior to such event.

(iii) The shares of Parent Common Stock to be issued, and cash payable, upon the conversion of Company Shares pursuant to this Section 2.1(c) and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e) are referred to collectively as “Merger Consideration”.

(d) Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into Merger Consideration as provided in Section 2.1(c), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the fair value of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(c). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.2 Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Company Shares. Prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent all of the cash necessary to pay the cash portion of the Merger Consideration, and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.2(e). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in non-certificated book-entry form) which the aggregate number of Company Shares previously represented by such Certificate shall have been converted pursuant to Section 2.1(c) into the right to receive and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.2(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Subject to Section 2.1(c)(iii) and the last sentence of Section 2.2(c), until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.1(c). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(c) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Shares or Company Book-Entry Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), in each case until the surrender of such Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or delivery, as the case may be, and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing Company Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Shares pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.2(e), all fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1(c) (or would be entitled but for this Section 2.2(e)) and (ii) an amount equal to the Closing Volume-Weighted Average Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Shares entitled to receive such cash.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of Company Shares for twelve (12) months after the Effective Time shall be delivered to Parent, and any holder of Company Shares who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c).

(g) None of Parent, Merger Sub, Merger LLC, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.2(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c)(i) in respect of a Company Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Share shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Article II had such lost, stolen or destroyed Certificate been surrendered.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that no monetary losses on such investment thereof shall affect the Merger Consideration payable hereunder and, following any such losses, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of Company Shares, for exchange in accordance with this Article II, in the amount of such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration that remains payable. Any interest and other income resulting from such investments shall be paid to Parent.

(j) Parent, the Surviving Corporation, the Surviving Company or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority, such amount deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and, in the case of any amounts deducted or withheld from any payments not consisting entirely of cash, Parent shall be treated as though it deducted or withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the Person in respect of which such deduction or withholding was made.

Section 2.3 Treatment of Company Stock Awards.

(a) Each option to purchase Company Common Stock granted under any Company Stock Plan (a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall cease, at the Effective Time, to represent a right to acquire Company Shares and shall be converted at the Effective Time, without any action on the part of any holder of any Company Stock Option, into an option to purchase Parent Common Stock (a “Parent Stock Option”), on the same terms and conditions as were applicable under such Company Stock Option (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment). The number of shares of Parent Common Stock subject to each such Parent Stock Option shall be equal to the number of Company Shares subject to the corresponding Company Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole share of Parent Common Stock, and such Parent Stock Option shall have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price of such Company Stock Option immediately prior to the Effective Time divided by the Option

Exchange Ratio; provided, that in the case of any Company Stock Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 or Section 423 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided, further, that the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of each Company Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(b) As of the Effective Time, each outstanding award of restricted stock units granted pursuant to a Company Stock Plan (“Company Restricted Stock Units”) that is outstanding at the Effective Time shall be assumed by Parent and shall be converted into an award of restricted stock units with respect to Parent Common Stock (“Parent Restricted Stock Units”). Each Parent Restricted Stock Unit so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions that applied to the applicable Company Restricted Stock Unit immediately prior to the Effective Time (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment). As of the Effective Time, the number of shares of Parent Common Stock subject to each award of Parent Restricted Stock Units shall be equal to the product of (i) the total number of Company Shares covered by such Company Restricted Stock Units immediately prior to the Effective Time multiplied by (ii) 0.301. Any of the Company Restricted Stock Units that are required to be settled immediately prior to Effective Time shall be settled immediately prior to the Effective Time and the holders of Company Restricted Stock Units and the Company Shares received (or to be received) pursuant to such settlement shall be treated as Company Shares outstanding immediately prior to the Effective Time.

(c) As of the Effective Time, each Company Restricted Share that is outstanding immediately prior to the Effective Time shall receive the same treatment accorded to Company Shares as specified in Section 2.1.

(d) If Parent so elects, Parent may, in its sole discretion, assume any or all of the Company Stock Plans; provided, however, that if Parent does not elect to assume such Company Stock Plans, the Parent Stock Options and Parent Restricted Stock Units contemplated under this Section 2.3 shall be granted under the Parent Stock Plans. If Parent makes such election, Parent shall, prior to the Effective Time, (x) register on SEC Form S-8 all shares of Parent Common Stock that could be issued pursuant to the Parent Stock Options and Parent Restricted Stock Units and (y) take all such steps to ensure that all such shares of Parent Common Stock shall be validly issued, fully paid and non-assessable upon issuance in respect of the Parent Stock Options and Parent Restricted Stock Units. To the extent that Parent does not elect to assume one or more of the Company Stock Plans, in response to written notice from Parent delivered not less than ten (10) Business Days prior to the Effective Time, at or prior to the Effective Time, the board of directors of the Company (the “Company Board”) shall adopt any resolutions and take all steps necessary to (i) cause such Company Stock Plan(s) to terminate at or prior to the Effective Time and (ii) ensure that from and after the Effective Time neither Parent, the Surviving Company nor any of their respective successors or Affiliates will be required to deliver shares of common stock or other capital stock of Parent or the Surviving Company to any Person pursuant to or in settlement of the Company Stock Awards pursuant thereto.

(e) Prior to the Effective Time, the Company Board (or an appropriate committee thereof) shall take all actions as may be necessary to effectuate the provisions of this Section 2.3 (including adopting such resolutions as are necessary for the treatment of the Company Restricted Stock Units, Company Stock Options and Company Restricted Shares (collectively, the “Company Stock Awards”) and the Company Stock Plans as contemplated by this Section 2.3).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III (it being understood that the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections, or (b) disclosed in the Company SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Company SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.2 (Capital Stock), Section 3.3 (Authority), Section 3.12(d) (Labor Matters), Section 3.24 (Brokers), Section 3.25 (Takeover Statutes) or Section 3.26 (Fairness Opinion), the Company represents and warrants to Parent, Merger Sub and Merger LLC as follows:

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) Section 3.1(a) of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”), the Company’s percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and the jurisdictions in which each Acquired Company is qualified to conduct business. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, in the case of clauses (ii) and (iii) only, as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Material Company Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Company Subsidiary” means any Subsidiary of the Company that is listed in Section 3.1(b) of the Company Disclosure Letter.

(c) Except as set forth on Section 3.1(c)(i) of the Company Disclosure Letter, the Company or another Acquired Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of the Company and equity interests in another Person held by the Company or any of the Subsidiaries of the Company that consists of less than 1% of the outstanding capital stock or equivalent equity interests of such Person, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest other than as set forth on Section 3.1(c)(ii) of the Company Disclosure Letter.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 175,000,000 shares of Class A Common Stock, par value $0.01 per share, 1 share of Class B Common Stock, par value $0.01 per share (“Class B Stock”), and 25,000,000 shares of Company preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business in New York City on March 14, 2019 (the “Specified Time”), (i) 39,819,013 Company Shares were issued and outstanding (including 83,333 shares of Company Restricted Shares), all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) no shares of Class B Stock were issued or outstanding, (iv) 35,778 Company Shares were held in treasury and (v) no Company Shares were held by any of the Company’s Subsidiaries.

(b) As of the Specified Time, the Company had no Company Shares or shares of Company Preferred Stock reserved for issuance, except for (i) 2,351,207 Company Shares reserved for future grants pursuant to the Company Stock Plans, (ii) 12,319 Company Shares subject to outstanding Company Stock Options at a weighted average exercise price of $7.58 and (iii) 1,950,794 Company Shares subject to outstanding Company Restricted Stock Units. The Company has made available to Parent true, correct and complete copies of all Company Stock Plans pursuant to which the Company has granted Company Stock Awards and the forms of all award agreements evidencing such grants. Section 3.2(b) of the Company Disclosure Letter sets forth the following information as of the Specified Time with respect to each Company Stock Award outstanding as of the Specified Time: (i) the Company Stock Plan pursuant to which such Company Stock Award was granted; (ii) the name of the holder of such Company Stock Award; (iii) the type of Company Stock Award; (iv) the number of Company Common Stock subject to such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the extent to which such Company Stock Award is vested as of the date of this Agreement and the dates and extent to which such Company Stock Award is scheduled to become vested after the date of this Agreement; (vii) the impact of the consummation of the Merger on the vesting of each such Company Stock Award; (viii) the exercise price (if applicable); and (ix) the expiration date (if applicable). All Company Stock Awards were granted under the Company Stock Plans other than the Company Restricted Shares.

(c) As of the date of this Agreement, except for the Company Stock Awards referred to in Section 3.2(b) and the related award agreements, there are no outstanding or existing (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than such Company Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than such Company Stock Awards); (iii) obligations of the Company to repurchase, redeem or otherwise acquire (other than any obligations under the Company Stock Awards or any Company Stock Plan) any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company (other than such Company Stock Awards) and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), “Company Stock Equivalents”); (v) voting trusts or other agreements or understandings to which the Company or, to the knowledge of the Company, any of its officers or directors is a party with respect to the voting of capital stock of the Company other than the Voting Agreements; or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d) Since the Specified Time to the execution of this Agreement, the Company has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except in connection with the shares of Company Common Stock subject to Company Stock Awards outstanding as of the Specified Time in accordance with the terms of such instruments.

(e) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Company Shares.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Company Shares entitled to vote thereon (the “Company Stockholder Approval”), to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger and the other Transactions, (ii) determining that the terms of the Merger, the Subsequent Merger and the other Transactions are in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, (iv) recommending that the Company’s stockholders adopt this Agreement and (v) declaring that this Agreement is advisable. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Merger.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) conflict with or violate the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Material Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or other requirements imposed by a Governmental Entity (collectively, “Law”), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Company Material Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies (or any properties or assets of any of the Parent Companies, other than the Acquired Companies, following the Effective Time), other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. governmental or regulatory (including stock exchange or other self-regulatory organization) authority, agency, court, commission, Agency or other governmental body (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), (and the rules and regulations promulgated thereunder) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) notifications to the U.K. Financial Conduct Authority of a change in control in accordance with the applicable rules promulgated under the U.K. Financial Services and Markets Act 2000, (v) approval by the Financial Industry Regulatory Authority, Inc. (“FINRA”) under NASD Rule 1017 with respect to the change of ownership or control of broker dealer entities that are Acquired Companies, (vi) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case, as required by the DGCL and (vii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since January 1, 2017 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of the Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements solely by virtue of such Subsidiary’s operations as a broker or dealer.

(b) The audited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated.

(c) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2017, the Company has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(d) Since January 1, 2017, (i) the Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) Since January 1, 2017, (i) no Acquired Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of any of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Acquired Companies, whether or not employed by any of the Acquired Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) The Company has made available to Parent true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2017 relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment. The Company has timely responded to all comment letters from the staff of the SEC, and the SEC has not asserted that any of such responses is inadequate, insufficient or otherwise non-responsive. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Acquired Companies.

(g) Section 3.5(g) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of the Acquired Companies’ indebtedness for borrowed money (including any guaranties of any indebtedness of borrowed money of any Person).

Section 3.6 No Undisclosed Liabilities. No Acquired Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as at December 31, 2018 (or the notes thereto), (b) incurred in the ordinary course of business since December 31, 2018 consistent with past practice and consistent in nature and amount with those set forth on the Company’s consolidated balance sheet as at December 31, 2018, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Proxy Statement and any other documents filed by the Company with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger LLC for inclusion or incorporation by reference in the Form S-4 or Proxy Statement.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2018 (a) to the date of this Agreement, the businesses of the Acquired Companies have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect and (c) to the date of this Agreement, other than certain grants of Company Stock Awards to employees or directors of the Acquired Companies, as described in greater detail in Section 3.2(d) of the Company Disclosure Letter, there has not been any action taken or not taken that, if occurred after the date hereof, would have resulted in a breach of Section 5.1.

Section 3.9 Litigation.

(a) (i) As of the date of this Agreement, there is no suit, action, proceeding, arbitration, mediation, audit, hearing, investigation, subpoena, civil investigative demand, inquiry or request for documents commenced, brought, conducted or heard by or before, or otherwise involving, any private party, Governmental Entity or arbitral body (each, an “Action”) pending or, to the knowledge of the Company, threatened against any Acquired Company, any Acquired Company’s properties or assets or any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such), that (A) seeks or imposes any material injunctive relief, (B) was commenced by a Governmental Entity or (C) individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and (ii) no Acquired Company nor any of its properties or assets nor any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened against any Acquired Company, by a private party, Governmental Entity or arbitral body that would, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Section 3.10 Compliance with Laws; Permits.

(a) The Acquired Companies are in, and at all times since January 1, 2016, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2016, none of the Acquired Companies has received any written communication from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law in any material respect.

(b) Except as, individually or in the aggregate, would not reasonably be expect to result in a material liability to the Acquired Companies, taken as a whole, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”), and none of the Acquired Companies nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2016, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Acquired Companies with respect to export activity or export licenses that, individually or in the aggregate, would have or would reasonably be expected to have a Company Material Adverse Effect.

(d) The Acquired Companies have in effect all permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. All Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of the Company, except as, individually or the in aggregate, would not reasonably be expected to be material and adverse to the Acquired Companies, taken as a whole, each employee of any of the Acquired Companies has in effect all material Permits necessary for such employee to carry on the business of the Acquired Companies as now conducted by such employee.

Section 3.11 Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement). For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other employee benefit or compensation plan, policy, program or arrangement, including any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, fringe benefit, flexible spending account, written consulting or written employment plan, policy, program, practice, agreement or arrangement, whether or not subject to

ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Acquired Company, (ii) to which any Acquired Company is a party or (iii) under which any of the Acquired Companies has any current or future liability (including contingent liability). With respect to each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement), the Company has made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all plan documents, including all amendments (or, with respect to any unwritten material Company Plan, a summary of the material terms thereof), (ii) all related trust agreements or other funding instruments and insurance contracts and policies, (iii) the most recent determination, advisory or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan, (iv) the current summary plan description and any summaries of material modifications, (v) the most recently filed Form 5500 (including all schedules thereto), (vi) all material correspondence with any Governmental Entity involving a Company Plan within the three (3) years immediately prior to the date hereof and (vii) any discrimination, coverage or similar annual tests performed during the last three plan years. The Company has made available to Parent true, correct and complete copies of all equity plans pursuant to which the Company has granted Company Stock Awards and the forms of all award agreements evidencing such Company Stock Awards.

(b) With respect to the Company Plans:

(i) each Company Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Company Material Adverse Effect;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Company Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of the Company Plans or to the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result in a Company Material Adverse Effect; and

(iv) each Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and the Acquired Companies have complied with all their respective obligations under such non-United States Law with respect to such Company Plans, except as in each case of (A), (B) and (C) of this clause (iv) would not, in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The execution of this Agreement and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in the requirement, by any trustee or Governmental Entity or representative, that any of the Acquired Companies make any additional contributions to any such Company Plans.

(c) No Acquired Company nor any of its current or former ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

(d) No Acquired Company has any obligations for post-employment medical, dental, vision, prescription drug or other welfare benefits for any of their respective former or current employees or their eligible dependents, except for the coverage continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other similar Law or as provided during any post-employment severance period.

(e) None of the Acquired Companies nor any of their respective ERISA Affiliates has any liability that would be material to the Acquired Companies, taken as a whole, on account of any violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(f) The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount of compensation or benefits allocable or payable or trigger any other material obligation pursuant to, any Company Plan.

(g) No Acquired Company has any obligation to reimburse any person for any excise Tax imposed under Section 409A or 4999 of the Code. No Company Stock Options are subject to Section 409A of the Code. None of the Company Stock Options are “incentive stock options” as defined in Section 422 of the Code.

Section 3.12 Labor Matters

(a) No Acquired Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Acquired Company has been a party to or bound by any such agreement within the last three years. No Acquired Company is obligated under any agreement to recognize or bargain with any labor organization, representative, union, or works council. Since January 1, 2016, there has been no: (i) to the knowledge of the Company, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Acquired Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each Acquired Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including the Worker Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of the Company, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Acquired Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Without limiting the generality of the foregoing, each employee of an Acquired Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees. No Acquired Company is a federal, state, local or other government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements applicable to any such contractor or subcontractor.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the employees of the Acquired Companies, including, with respect to each such employee, his or her name, position, date of hire, location, annual salary or base compensation, bonus opportunity, status as full-time or part-time, status as exempt or non-exempt, and status as active or inactive.

(c) Section 3.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all independent contractors and consultants of the Acquired Companies that any of the Acquired Companies has paid more than one hundred thousand dollars ($100,000) to in any calendar year within the last three years, and with respect to each, the total amount of such payments, a brief description of the services provided and the duration of such contractor’s or consultant’s engagement. All independent contractors and consultants of the Acquired Companies are and, within the last three years, have been properly classified as such under applicable Law.

(d) To the knowledge of the Company, (i) as of the date hereof, no Restricted Employee who has entered into an employment agreement with an Affiliate of Parent has indicated to any Acquired Company that he or she intends to resign or retire as a result of or in connection with the Transactions; and (ii) no Restricted Employee who has not entered into an employment agreement with an Affiliate of Parent has indicated to any Acquired Company that he or she intends to resign or retire as a result of or in connection with the Transactions.

(e) Except as set forth on Section 3.12(e) of the Company Disclosure Letter, since January 1, 2017, none of the Acquired Companies has negotiated or become party to or bound by a settlement agreement with or relating to a current or former officer, director or executive of any of the Acquired Companies resolving or seeking to resolve allegations of sexual harassment or misconduct (including any inappropriate relationship, for example with a subordinate, even if consensual) by any officer, director or executive of any Acquired Company. There is no, and since January 1, 2017 there has not been any, Action (including, to the knowledge of the Company, any internal investigation within any of the Acquired Companies, whether or not conducted by inside or outside legal counsel) pending or, to the knowledge of the Company, threatened, against or involving any Acquired Company, in each case, involving allegations of sexual harassment or misconduct (including any inappropriate relationship, for example with a subordinate, even if consensual) by any officer, director or executive of any Acquired Company.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Acquired Company is, and at all times since January 1, 2016 has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern due to the activities of any of the Acquired Companies present within any Leased Company Real Property or, to the knowledge of the Company, on, under or emanating from any Leased Company Real Property or any property formerly owned or operated by any of the Acquired Companies, except under circumstances that are not reasonably likely to result in liability of any of the Acquired Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks utilized by any of the Acquired Companies at any Leased Company Real Property, and the Acquired Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) since January 1, 2016, no Acquired Company has received any written notification alleging that it is liable for, or has received a written request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location or in respect of any Company product or service; and (v) since January 1, 2016, no Acquired Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened and there are no facts or conditions that would reasonably be expected to give rise to such claim or complaint.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all applicable non-U.S., federal, state or local statutes, directives, regulations, ordinances, treaties, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

(ii) “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

(iii) “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, or any other chemical, material or substance, whether man-made or naturally occurring, which is defined in, regulated under or for which liability is imposed under any Law or common law related to pollution or protection of human health or the environment.

Section 3.14 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Acquired Company for the periods covered thereby.

(b) The Acquired Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which an Acquired Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Acquired Company have been paid in full or otherwise finally resolved.

(f) No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Acquired Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Acquired Companies).

(i) No Acquired Company has any liability for Taxes of any other Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is the Company, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(k) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

Section 3.15 Contracts.

(a) All Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts (other than any Company Plan) to which any Acquired Company is a party or by which any Acquired Company or any of its assets or businesses is subject or bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which any Acquired Company (or, after the Effective Time, any Parent Company) or any of its Affiliates, may engage or the manner or geographic area in which any of them may so engage in any business, (B) would require the disposition of any material assets or line of business of any of the Acquired Companies (or, after the Effective Time, any Parent Company) or any of their respective Affiliates as a direct result of the consummation of the Transactions, (C) is a material Contract that grants “most favored nation” or similar status that, following the Effective Time, would apply to Parent or any of its Subsidiaries, including any of the Acquired Companies; (D) contains any “exclusivity”, preferred status or similar provision that prohibits or limits, in any material respect, the right of any of the Acquired Companies (or, after the Effective Time, would prohibit or limit, in any material respect, the right of any Parent Company) to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any of their respective material Intellectual Property rights; (E) obligates any of the Acquired Companies to purchase or obtain a minimum or specified amount of any product or service from any Person for more than one hundred thousand dollars ($100,000), in the aggregate; or (F) involves the obligation or potential obligation of any of the Acquired Companies to make any “earn-out” or similar payments to any Person;

(ii) any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or of any Acquired Company having an outstanding principal amount in excess of one million dollars ($1,000,000) (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company);

(iii) any Contract relating to any joint venture, strategic alliance or partnership material to the Acquired Companies, taken as a whole;

(iv) any Contract under which any of the Acquired Companies made payments of more than one hundred thousand dollars ($100,000) during the fiscal year ended December 31, 2018 or reasonably expects to make payments of more than one hundred thousand dollars ($100,000) during the fiscal year ending December 31, 2019 and, in either case, is not terminable by any Acquired Company upon notice of ninety (90) days or less without penalty;

(v) any Contract under which any of the Acquired Companies received payments of more than five hundred thousand dollars ($500,000) during the fiscal year ended December 31, 2018 or reasonably expects to receive payments of more than five hundred thousand dollars ($500,000) during the fiscal year ending December 31, 2019;

(vi) any Contract that provides for any standstill or similar restriction with respect to the Company or its securities;

(vii) any collective bargaining agreement or similar agreement with any labor union, labor organization or works council;

(viii) any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to any material asset of any of the Acquired Companies;

(ix) any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of three million dollars ($3,000,000) under which any of the Acquired Companies has any outstanding contingent or other obligations, other than a Contract to purchase goods or services in the ordinary course of business;

(x) any Contract that is a settlement or similar Contract with any Governmental Entity or any other Person to which any of the Acquired Companies, or any of its assets or properties, is subject with material ongoing obligations of any of the Acquired Companies, taken as a whole;

(xi) any Contract with a Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a Governmental Entity, including any Contract that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract and entails material ongoing obligations of any of the Acquired Companies, taken as a whole;

(xii) any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Bylaws and the organizational documents of the Company’s Subsidiaries);

(xiii) any Contract that is required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

(xiv) any lease, license, occupancy agreement, sublease, waiver, side letter, guaranty or other Contract relating to any real property which any Acquired Company uses or occupies or has the right to use or occupy, now or in the future with annual rental payments in excess of fifty thousand dollars ($50,000) (collectively, the “Company Real Property Leases”);

(xv) any disaster recovery or data center Contract;

(xvi) any Contract required to be filed by the Company in a future report to be filed or furnished to the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, that has not been filed as an exhibit to or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement;

(xvii) any Contract with a Key Employee that is not a Company Plan;

(xviii) any Contract that restricts or prohibits the payment of dividends or distributions or the repurchase of stock or other equity;

(xix) any material Servicing Agreement or Agency Contract;

(xx) any Contract to which HFF Holdings LLC or any of its Subsidiaries is a party; and

(xxi) any Contract (other than those described in the foregoing clauses (i) through (xx)) that is material to the business of the Acquired Companies, taken as a whole.

Each Contract entered into prior to the date of this Agreement that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract required to be listed in Section 3.15(a) or Section 3.18(c) of the Company Disclosure Letter, a “Company Material Contract.”

(b) True, correct and complete copies of all Company Material Contracts have been made available to Parent in accordance with all applicable Laws. Each Company Material Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. The Company has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to the Company to which it is currently or has, within the twelve (12) months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect, there is no breach or default under any Company Material Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all material errors & omissions insurance, directors & officers liability insurance, comprehensive general liability insurance and fiduciary insurance policies issued in favor of any Acquired Company or pursuant to which any of the Acquired Companies is a named insured or otherwise a beneficiary, as well as any historic occurrence-based policies still in force. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2016, each of the Acquired Companies has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate, and (ii) no Acquired Company is in breach or default, and no Acquired Company has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification of, any of such insurance policies. Since January 1, 2016, no Acquired Company has received any notice of cancellation or termination with respect to any material insurance policy of any of the Acquired Companies (other than ordinary course termination notices with respect to coverage as to which there was no lapse), nor will any such cancellation or termination result from the consummation of the Transactions. The Acquired Companies have given notice to each such insurer of all material claims that have arisen since January 1, 2016 and may be insured thereby. For the avoidance of doubt, this Section 3.16 shall not apply to insurance maintained in connection with any employee benefit plan (including any Company Plan).

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list of the annual premiums for the Company’s current fiscal year for the Company’s directors’ and officers’ liability insurance policy (“D&O Insurance”).

Section 3.17 Properties.

(a) No Acquired Company owns any real property. No Acquired Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose or lease any of the Leased Company Real Property or other real property or any portion thereof or interest therein.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased, licensed or occupied by any of the Acquired Companies (the “Leased Company Real Property”). All rent and other sums and charges payable by any Acquired Company as tenants or occupants under any Company Real Property Lease are current in all material respects. Each Acquired Company has a good and valid leasehold interest in each parcel of real property leased, licensed or occupied by it pursuant to a Company Real Property Lease free and clear of all Liens, except for Permitted Liens. Each Acquired Company has peaceful, undisturbed possession of each parcel of real property leased, licensed or occupied by it pursuant to a Company Real Property Lease, subject to any leases, subleases or similar arrangements that may be in existence. Except as, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, no Acquired Company has leased, licensed or otherwise granted to any Person (other than the other Acquired Companies) the right to use or occupy any parcel of Leased Company Real Property or any portion thereof.

(c) Except as, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any Leased Company Real Property or any portion thereof or interest therein.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Acquired Company has good title to, or a valid leasehold interest in, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement free and clear of all Liens, except Permitted Liens.

Section 3.18 Intellectual Property; Software.

(a) Section 3.18(a) of the Company Disclosure Letter contains a true, correct and complete list and description of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, common law Trademarks, Company Domain Names, and registered Copyrights and applications to register Copyrights, in each case included in the Company Owned Intellectual Property. All registration, renewal and maintenance fees and taxes due and payable on or before the Closing Date in respect of each of the applications and registrations listed on Section 3.18(a) of the Company Disclosure Letter have been paid.

(b) Section 3.18(b) of the Company Disclosure Letter contains a true, correct and complete list (showing in each case any owner, licensor or licensee) of all material Software necessary to the conduct of the business of the Acquired Companies as presently conducted that is owned by or licensed to the Acquired Companies, except Software licensed to the Acquired Companies that is commercially available and subject to “shrink-wrap,” “click-through” or similar license agreements or is embedded Software in hardware or equipment of the Acquired Companies.

(c) Section 3.18(c) of the Company Disclosure Letter contains a true, correct and complete list of all Contracts, licenses, sublicenses, assignments and indemnities (the “Intellectual Property Agreements”), other than “shrink-wrap,” “click-through” or similar license agreements, standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, that relate to: (i) any material Company Software (including any delivery, license, or disclosure of source code of any Company Software to any third party) necessary to conduct the business of the Acquired Companies as presently conducted or (ii) other material Intellectual Property necessary to conduct the business of the Acquired Companies as presently conducted and owned by a third party to which any Acquired Company holds a license.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) an Acquired Company exclusively owns all right, title and interest in the Company Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in the Company’s business, free and clear of any Liens (other than Permitted IP Encumbrances), (ii) the Company Owned Intellectual Property and the rights of the Acquired Companies in Intellectual Property under the Intellectual Property Agreements are all those Intellectual Property rights necessary to conduct the business of the Acquired Companies as presently conducted and (iii) the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not, affect any ownership, license rights or similar rights in and to the Company Intellectual Property.

(e) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the business of the Acquired Companies (including the Company Software), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person. There are no infringement or misappropriation Actions pending or, to the knowledge of the Company, threatened against any Acquired Company with respect to the business of the Acquired Companies and, to the knowledge of the Company, there are there are no infringement or misappropriation Actions pending with respect to any Company Intellectual Property.

(f) To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned Intellectual Property.

(g) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Company Owned Intellectual Property or Company Software have executed a valid and enforceable agreement containing an irrevocable, present tense grant assignment in favor of an Acquired Company of all right, title and interest in such material and, if not, such Intellectual Property and Software has been assigned to an Acquired Company by operation of law.

(h) Except to the extent the disclosure of Know-How included in the Company Owned Intellectual Property has been made in accordance with standard industry practice, the Acquired Companies have taken commercially reasonable measures to own and maintain the confidentiality of the Know-How included in the Company Owned Intellectual Property. To the knowledge of the Company, there has been no breach or violation by any Person of any agreement relating to the confidentiality of such Know How. To the knowledge of the Company, there has been no unauthorized disclosure or use of Know-How of the Acquired Companies. The Acquired Companies have taken commercially reasonable steps to prevent the unauthorized disclosure or use of and to otherwise protect and enforce their rights in all Know-How of the Acquired Companies.

(i) To the knowledge of the Company, the Company owns or has a right to access and use all the material Company IT Systems, as such material Company IT Systems are currently used by the Acquired Companies. The Acquired Companies maintain policies and procedures that protect the confidentiality, integrity and security of the Company IT Systems and the Company Data. To the knowledge of the Company, the Company IT Systems (i) are reasonably adequate for the current operation of the Company, (ii), have not, including in relation to any data stored or processed therein, ceased operating in any material respect, had any substantial feature or key component rendered unusable or suffered any security breach since January 1, 2016, and all material vulnerabilities identified therein have been promptly rectified, and (iii) do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (x) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (y) damaging or destroying any data or file without the user’s consent.

(j) There is no Open Source Code licensed to the Company that is incorporated into or distributed with any Company owned proprietary Software in a manner that would require the Company to disclose the Company owned proprietary Software for no fees or to disclose source code for such proprietary Software or to license any patents in connection with such software. With respect to all Software source code licensed to any Acquired Company that is material to any of the operations of the Acquired Companies, such source code is either currently in the possession of an Acquired Company or currently held by an escrow agent subject to an agreement with an Acquired Company whereby such Acquired Company may obtain a copy of such source code upon the occurrence of customary release events, and Section 3.18(j) of the Company Disclosure Letter lists each such agreement with an escrow agent.

(k) The Acquired Companies are, and at all times since January 1, 2016 have been, in material compliance with been all Company Privacy Policies and applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data. Since January 1, 2016, none of the Acquired Companies has received written notice of any, and to the knowledge of the Company, there is no, violation of any such Laws or Company Privacy Policies through the date hereof. To the knowledge of the Company, the Acquired Companies are in compliance in all respects with all of their respective contractual commitments with respect to Personal Data and have safeguards in place to protect Personal Data in their possession or control from unauthorized access consistent with applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data, Company Privacy Policies and contractual commitments. Since January 1, 2016, to the knowledge of the Company, there have been no data breaches involving any Personal Data in the possession of any of the Acquired Companies, and none of the Acquired Companies nor any other Person has made any illegal or unauthorized use or disclosure of Personal Data that was collected by or on behalf of any of the Acquired Companies. To the knowledge of the Company, none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, following the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies after the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

(l) All Company Data owned by an Acquired Company and all Intellectual Property therein, are owned by an Acquired Company free and clear of all Liens (excluding Permitted IP Encumbrances), and all Company Data and Intellectual Property therein are not subject to any Contract containing any assignment or license of, or covenant not to assert or enforce any rights to the Company Data. The Acquired Companies have all necessary and required rights to license, use, sublicense and distribute the Company Data to conduct the business of the Company as presently conducted.

(m) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Company Data” means all data contained in the Company IT Systems or the Acquired Companies’ databases (including all Company User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Acquired Companies;

(ii) “Company Domain Names” means all Domain Names presently owned or purported to be owned by any Acquired Company or used in the conduct of its business;

(iii) “Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right or that is otherwise used in the conduct of the business of any Acquired Company;

(iv) “Company IT Systems” means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Acquired Companies;

(v) “Company Owned Intellectual Property” means Intellectual Property and Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

(vi) “Company Privacy Policy” means each external or internal, past or present, privacy policy of any Acquired Company, including any policy relating to: (A) the privacy of users of any Company Software; (B) the collection, storage, disclosure or transfer of any Company User Data or Personal Data; and (C) any employee information;

(vii) “Company Software” means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise) or in which any Acquired Company has (or purports to have) any license or similar right or which is otherwise used in the conduct of the business of any Acquired Company;

(viii) “Company User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any Company Software;

(ix) “Copyrights” means all works of authorship (whether or not copyrightable), moral rights, U.S. and non-U.S. registered and unregistered copyrights and mask works in both published works and unpublished works of authorship, and pending applications to register the same, and all copyrightable subject matter;

(x) “Domain Names” means all rights in internet web sites and internet domain names;

(xi) “Intellectual Property” means collectively Patents, Trademarks, Domain Names, Copyrights and Know-How;

(xii) “Know-How” means confidential or proprietary information, know how, trade secrets, customer lists, technical information, research and development, data, processes, formulas, algorithms, methods, trading systems, processes and technology;

(xiii) “Open Source Code” means any software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

(xiv) “Patents” means all U.S. and non-U.S. patents, patent applications and inventions and discoveries that may be patentable, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

(xv) “Permitted IP Encumbrance” means any such matters of record, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Acquired Companies as currently conducted;

(xvi) “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person and includes Protected Health Information;

(xvii) “Protected Health Information” means “individually identifiable health information” as defined by the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations;

(xviii) “Software” means computer software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith; and

(xix) “Trademarks” means U.S., state and non-U.S. trade names, logos, trade dress, assumed business names, registered and unregistered trademarks, service marks and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, and any common law rights, registrations and applications to register the foregoing.

Section 3.19 Origination and Servicing Business Generally; Status of Originated or Pending Mortgage Loans. Except as, individually or in the aggregate, would not reasonably be expected to be material to the business of the Acquired Companies, taken as a whole:

(a) Holliday Fenoglio Fowler, L.P., a Texas limited partnership (“HFF LP”) is in good standing under all applicable Laws as a mortgage broker, real estate broker and/or lender. Section 3.19(a) of the Company Disclosure Letter sets forth a complete and accurate list of all permits issued by a state agency to HFF LP as a requirement to its conduct of its business in such state (other than any qualification to do business as a foreign entity) (the “State Qualifications”). Other than the State Qualifications, no Acquired Company is required to obtain any permit in any other state as a requirement to its conduct of its business.

(b) Without limiting any other representations or warranties herein, HFF LP is an approved Freddie Mac seller/servicer, an approved Fannie Mae seller/servicer, an FHA nonsupervised mortgagee, and an approved GNMA seller/servicer, in each case in good standing (the “Agency Qualifications”). Other than the Agency Contracts, there are no side letters or other agreements setting forth requirements, contractual obligations, conditions or other provisions regarding the relationship between the Agencies and the Company (other than the Agency Guidelines). No Acquired Company is in default under any applicable Agency Contract or Agency Guidelines, and no event has occurred which would make any Acquired Company unable to comply in all material respects with the Agency Contracts and Agency Guidelines, including the eligibility requirements thereunder. No Acquired Company has received any written notice from any Agency that it intends to terminate or restrict any Acquired Company’s status as an approved seller and/or servicer, as the case may be, in its programs for which any Acquired Company is registered, approved or authorized.

(c) Each Mortgage Loan originated by HFF LP (each, an “Originated Mortgage Loan”) was underwritten and originated, and the loan documents and loan files maintained by HFF LP with respect thereto are being maintained in material compliance with all Applicable Requirements. Except as set forth in Section 3.19(c) of the Company Disclosure Letter, (A) each Originated Mortgage Loan on the Mortgage Loan Schedule is in full force and effect, is not in default and, if it has been sold to or insured or guaranteed by, or is expected to be sold to or insured or guaranteed by an Agency, complies with all applicable requirements of that Agency, and (B) the full original principal amount of each such Mortgage Loan has been fully advanced or disbursed to the applicable borrower, there is no requirement for future advances and any and all requirements as to use of escrow funds that have been disbursed for completion of on-site or off-site improvements have been complied with in all material respects. All costs, fees and expenses, mortgage registration and other taxes and personal property and intangible Taxes incurred in making, closing or recording each such Originated Mortgage Loan that were required to be paid were paid. There will be no obligation on the part of Parent, or of any other party, to make supplemental payments in addition to those made by the mortgagor, except to the extent those payments are not required to be made until after the Closing Date or are to be made out of escrow funds that are held by HFF LP, and all such payments are identified and detailed on the Mortgage Loan Schedule. The mortgage file for each Originated Mortgage Loan contains each of the documents and instruments specified to be included therein and all documents evidencing and securing each Mortgage Loan and required to be maintained by the requirements of the Applicable Requirements, duly executed and in due and proper form. Each such document or instrument is genuine and the information contained therein is true, accurate and complete in all material respects. Except as disclosed in Section 3.19(c) of the Company Disclosure Letter, HFF LP received a lender’s policy of title insurance in favor of HFF LP in connection with all Originated Mortgage Loans made by HFF LP and secured by real property in an amount not less than the loan amount. To the knowledge of the Company, no property with respect to which HFF LP has made an Originated Mortgage Loan is in material violation of any environmental Laws. Except as set forth on Section 3.19(c) of the Company Disclosure Letter, HFF LP has obtained a Phase I environmental assessment for each property with respect to which HFF LP has made an Originated Mortgage Loan.

(d) No Originated Mortgage Loan has been held for sale for a period of time after the date of funding that is outside the requirements of any applicable warehouse line, and subsequent to the date of this Agreement there will have been no increase in the aggregate outstanding principal balance of such Originated Mortgage Loans held for sale for a period of time after the date of funding that is outside of the requirements of any applicable warehouse line that would constitute a Company Material Adverse Effect. There are no Mortgage Loans that are held for investment.

(e) Except as specified in Section 3.19(e) of the Company Disclosure Letter, the risk-sharing obligations between any Acquired Company and the applicable Agency have not been modified from standard Agency terms.

(f) Section 3.19(f) of the Company Disclosure Letter is a complete and accurate list (by category), as of the date of this Agreement, to be updated as of a date not more than five (5) Business Days before the Closing Date, of all Mortgage Loans as to which any Acquired Company has received applications but not yet made loan commitments, forward commitments, unfunded commitments and commitments for permanent Mortgage Loans (whether relating to loans to be made by any Acquired Company on its own behalf or on behalf of another party) and indicates in each case the proposed permanent lender and the intended disposition of such loan (e.g., sale to Freddie Mac, etc.).

Section 3.20 Servicing Portfolio.

(a) The Company has delivered to Parent one or more electronic data files dated as of March 15, 2019 that provide loan level information with respect to the Serviced Mortgage Loans, with the loan level fields being those described on Section 3.20(a) of the Company Disclosure Letter (collectively, the “Mortgage Loan Schedule,” which term includes, except where the context requires otherwise, updated data tapes to be prepared as of the close of business on a date not more than five (5) Business Days before the Closing Date (the “Cut-off Date Mortgage Loan Schedule”)). The information set forth in the Mortgage Loan Schedule is true, complete and correct in all material respects as of the date thereof and the information in each of the Cut-off Date Mortgage Loan Schedule to be prepared and delivered to Parent will be true, complete and correct in all material respects as of the date delivered. Subject to the rights of the Agencies, the Private Investors and the Superior Servicers under the Agency Contracts and the Servicing Agreements, HFF LP is the sole owner and holder of all legal and beneficial right, title and interest in and to the related servicing rights, servicing advances, Custodial Funds and Servicer Mortgage Files immediately prior to the Closing.

(b) To the knowledge of the Company, no Superior Servicer is in breach of its duties under, nor has any termination or similar event occurred, under any Superior Servicing Agreement, which breach or event would, with notice of passage of time, result in a termination of HFF LP’s right to service or sub-service one or more Serviced Mortgage Loans under a related Servicing Agreement. The Agency Contracts or Servicing Agreements set forth all of the provisions with respect to fees and other income and set forth in all material respects all of the other terms and conditions of HFF LP’s rights and obligations relating to the servicing of the Serviced Mortgage Loans identified in the Mortgage Loan Schedule, and there are no other Contracts that modify or affect the Agency Contracts, the Servicing Agreements, the servicing compensation or the related servicing rights. HFF LP owns the entire right, title and interest in and to the servicing rights, subject to the applicable Servicing Agreements, free and clear of all Liens except for the rights of the Superior Servicers under the Fee-Based Servicing Agreements.

(c) The Company has delivered to Parent one or more electronic data files dated as of March 15, 2019 setting forth the amount of each servicing advance (shown, (i) in the case of delinquency advances of principal and/or interest on an aggregate portfolio basis, net of any unscheduled principal and interest payments, and (ii) in the case of tax or insurance or other property protection advances on a loan-level basis, gross of any unscheduled principal and interest payments) with the data fields identified in Section 3.20(c) of the Company Disclosure Letter, to be updated as of a date not more than five (5) Business Days before the Closing Date (the “Cut-off Date Servicing Advance Schedule”). Each servicing advance is a valid and subsisting amount owing to HFF LP, made in accordance with and payable at the times and in accordance with the provisions of the applicable Servicing Agreement, and is a legal, valid and binding reimbursement right, and is enforceable against such securitization trust or owner in accordance with its terms, and is not subject to any claims, defenses or set-off arising from acts or omissions of HFF LP that could be asserted against Parent. Each servicing advance is entitled to be paid or reimbursed, has not been repaid or reimbursed in whole and has not been compromised, adjusted (except by partial payment), extended, satisfied, subordinated, rescinded, amended or modified. No servicing advance receivable has been sold, transferred, assigned or pledged by HFF LP to any Person. The information set forth in the Servicing Advance Loan Schedule is true, complete and correct in all material respects as of the date thereof and the information in the Cut-off Date Servicing Advance Schedule to be prepared and delivered to Parent will be true, complete and correct in all material respects as of the date delivered, in each case in accordance with the applicable Servicing Agreement. Section 3.20(c) of the Company Disclosure Letter is a complete and accurate list, as of the date of this Agreement, to be updated as of a date not more than five (5) Business Days before the Closing Date, of all Serviced Mortgage Loans for which, in the Company’s reasonable and good faith judgment, based on information currently available to the Company, HFF LP may be required to make delinquency or servicing advances, including tax advances, during the next 12 months, or as to which, in the Company’s reasonable and good faith opinion, the borrower is reasonably likely to be unable to meet scheduled debt service requirements during such period. Section 3.20(c) of the Company Disclosure Letter is a complete and accurate list, as of the date of this Agreement, to be updated as of a date not more than five (5) Business Days before the Closing Date, of each Mortgage Loan originated or serviced by HFF LP which is identified as a non-performing, “watch list” or other similarly classified loan, and includes a description of: (i) the owner of the Mortgage Loan, (ii) the mortgagor name, (iii) the address of the mortgaged property, (iv) the current principal balance, (v) the interest rate, (vi) whether it has a fixed or adjustable rate, (vii) the date the next payment is due, (viii) the taxes and interest balance, (ix) the replacement reserve balance, (x) the other balance and description, (xi) the monthly principal and interest payment, (xii) the monthly taxes and interest payment, (xiii) the monthly replacement reserve payment, (xiv) the monthly other payment and description, (xv) the advances outstanding, (xvi) HFF LP’s servicing fee, (xvii) the watchlist level or similar classification, (xviii) the debt service coverage ratio as of the end of the most recently completed fiscal year of the mortgagor, (xix) the most recent debt service coverage ratio, if available, and (xx) comments made by HFF LP in relation to each such Serviced Mortgage Loan, and includes a description of whether or not the non-performance has been reported to any Agency, Private Investor or Superior Servicer and a narrative of the issues and action plan for each such Mortgage Loan, including a description of any communications or discussions with any Agency, Private Investor or Superior Servicer concerning such Mortgage Loan.

(d) The Servicing File for each Mortgage Loan contains each of the documents and instruments specified to be included therein under the Applicable Requirements and all such documents. Each such document or instrument is genuine and in due and proper form and the information contained therein is true, accurate and complete in all material respects.

(e) All monies received by HFF LP with respect to the Serviced Mortgage Loans have been properly accounted for and applied. HFF LP has maintained all Servicing Escrow Accounts and Servicing Custodial Accounts in accordance with the Applicable Requirements in all material respects and has properly credited to the account of the related Mortgagor all interest required to be paid on any escrow account in accordance with all Applicable Requirements. HFF LP has made all property protection advances required to be made by it under the Applicable Requirements or, if HFF LP is not required to make property protection advances, timely notified the applicable Private Investors or Superior Servicers of all events necessitating property protection advances, in accordance with all Applicable Requirements. All payoff and assumption statements with respect to each Serviced Mortgage Loan were, at the time provided, true and correct in all material respects.

(f) The Serviced Mortgage Loans have been and are being serviced (and, if applicable, were originated) in material compliance with all Applicable Requirements. Without limiting the generality of the preceding statement, HFF LP is in full compliance with all Agency Guidelines, including each net worth, reserve, liquidity and other financial condition required by any of the Agencies, and has not done or omitted to do, or caused to be done or omitted to be done, any act, the effect of which would operate to invalidate, impair or be a breach of any approvals or licenses of any Governmental Entity. HFF LP has not received any notice from any Agency of any default or deficiency in HFF LP’s performance as an approved or qualified lender or seller/servicer. No Agency, Private Investor, custodian, trustee, rating agency, sub-servicer, insurer or any other third party has provided written notice to any Acquired Company claiming that, stating or otherwise indicating the institution of an investigation or similar inquiry into whether any Acquired Company has violated, breached or not complied with any Applicable Requirement. No Agency or other third party has exercised or, to the knowledge of the Company, is threatening to exercise any contractual right to require HFF LP to repurchase any Mortgage Loan, or to impose a penalty, due to a breach of a representation, warranty or covenant by any Acquired Company under any Applicable Requirements.

(g) The Acquired Companies maintain policies and procedures designed to monitor the performance and compliance of the Subordinate Servicers with Applicable Requirements. The program is designed to evaluate and monitor the overall quality of the Subordinate Servicers’ activities as sub-servicers or vendors and to detect possible errors or omissions in the Subordinate Servicers’ performance of their duties as sub-servicers or vendors. Such policies and procedures have not detected, nor does any Acquired Company otherwise have notice or Knowledge, of a failure of a Subordinate Servicer to comply with the related Subservicing Agreements that could reasonably be expected to have a material adverse effect on the servicing rights, performance by HFF LP of its obligations under the Applicable Requirements or on HFF LP’s ability to perform its obligations under this Agreement.

(h) No Acquired Company has been the subject of an audit or compliance or performance review by any Agency, Private Investor or Superior Servicer, which audit or review asserted one or more instances of non-compliance with Applicable Requirements that could have a Company Material Adverse Effect or a material adverse effect on the servicing rights or the Serviced Mortgage Loans, the performance by HFF LP of its obligations under the Applicable Requirements or the performance by HFF LP of its obligations under this Agreement.

(i) HFF LP has heretofore timely complied with any and all duties imposed on HFF LP under the Applicable Requirements to deliver or cause to be delivered to one or more Private Investors and Superior Servicers (i) annual assessments of compliance with servicing criteria and (ii) annual accountants’ attestation reports with respect to assessments of compliance with servicing criteria.

(j) With respect to each Serviced Mortgage Loan that is included in a commercial mortgage securitization trust (“CMBS Trust Fund”) that was or is required to file periodic reports under the Exchange Act, HFF LP has heretofore timely complied with any and all duties imposed on HFF LP under the Applicable Requirements to deliver or cause to be delivered to the Superior Servicer (i) Sarbanes-Oxley back-up certifications and (ii) notices of events or circumstances that are reportable to the Superior Servicer for the purpose of the related depositor’s compliance with its duties to file or caused to be filed Forms 8-K, Forms 10-D and Forms 10-K (or any predecessor Form 10-Q) under the rules and regulations of the Exchange Act (including Regulation AB therein). To the knowledge of the Company, HFF LP has not heretofore been placed on the “do not hire”, “prohibited sub-servicer” or other similar list maintained by any CMBS depositor.

(k) Within the five (5) years preceding the date hereof, HFF LP has made no claim, and HFF LP presently has no cause to make any claim, under any error and omissions insurance policy or fidelity bond maintained by HFF LP in respect of its servicing activities.

Section 3.21 Primary Servicer Rating. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (a) all materials furnished and all information disclosed to Fitch in connection with HFF LP’s rating by Fitch as a commercial mortgage loan primary and special servicer were true, correct and not misleading as of the date when so furnished or disclosed, (b) HFF LP has received no notice or communication threatening or effecting a termination or withdrawal of such rating and (c) HFF LP has received no notice from any national statistical rating organization to the effect that HFF LP’s service as a primary servicer or sub-servicer with respect to mortgage loans included in a commercial mortgage securitization would be likely to result in a qualification, downgrade or withdrawal of the ratings assigned by such rating organization, with respect to one or more classes of securities issued in such securitization and rated by such rating organization.

Section 3.22 Broker-Dealer.

(a) HFF Securities L.P., a Delaware limited partnership (“HFF Securities”), is and has been, since the commencement of its engagement in activities for which registration as a broker-dealer is or was required under the Exchange Act (such activities, the “Broker-Dealer Activities”), duly registered as a broker-dealer with the SEC under the Exchange Act and applicable state securities law. HFF Securities is a member firm of FINRA, in good standing. HFF Securities is not a member of any other self-regulatory organization. HFF Securities is duly registered, licensed and qualified as a broker-dealer in all jurisdictions where such registration, licensing or qualification is so required, except as, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Other than HFF Securities, no Acquired Company is currently required to be registered, licensed or qualified as a broker or a dealer under the Exchange Act, the rules of FINRA (“FINRA Rules”) or any other Laws. HFF Securities is in compliance in all material respects with all Laws requiring registration, licensing or qualification as a broker-dealer, and is in compliance with all Laws concerning its operations as a broker-dealer, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, HFF Securities has filed all regulatory reports, schedules, forms, registrations and other documents, including Form BD and filings pursuant to FINRA Rule 4530 and SEC Rules 17a-5 and 17a-11, as applicable, together with any material amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entity on its own behalf or on behalf of any of its “associated persons”, as such term is defined in the Exchange Act and the rules and Bylaws of FINRA (the “Associated Persons”) (collectively, the “BD Regulatory Filings”), and has paid all fees and assessments due and payable in connection therewith, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, the information contained in HFF Securities’ BD Regulatory Filings, including the information contained in HFF Securities’ Form BD as most recently filed with the SEC, was true, complete and correct in all material respects at the time of filing, and HFF Securities has made all material amendments to such BD Regulatory Filings as it is required to make under any applicable Law. Prior to the date hereof, a true, complete and correct copy of HFF Securities’ membership agreement with FINRA has been made available to Parent, and HFF Securities is operating in compliance with the terms and conditions of such membership agreement except, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and, to the knowledge of the Company, no Action is pending with FINRA to amend such membership agreement.

(b) No Acquired Company nor, to the knowledge of the Company, any officer, director, employee or Associated Person of any Acquired Company, has received written notice of any Action, audit, sweep letter, examination or other inquiry (including by the SEC, FINRA, the Department of Labor or any other Governmental Entity) pending or, to the knowledge of the Company threatened in writing, against HFF Securities or against or involving any officer, director, employee or Associated Persons of HFF Securities, as the case may be. Neither HFF Securities nor, to the knowledge of the Company, any Associated Person thereof is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an Associated Person of a registered broker-dealer. There is no Action pending or, to the knowledge of the Company, threatened in writing, that would reasonably be expected to result in HFF Securities or any Associated Person thereof becoming ineligible to act in such capacity. Neither HFF Securities nor, to the knowledge of the Company, any of its directors, officers, employees or Associated Persons is or has been adjudged or is under current investigation or Action, whether preliminary or otherwise, for “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or is subject to any of the events set forth in Rule 1014(a)(3)(A) and (C) through (E) of the former National Association of Securities Dealers, Inc., and, to the knowledge of the Company, none of such directors, officers, employees or

Associated Persons is subject to heightened supervision under the rules, regulations, ordinances or by-laws of any Governmental Entity. Neither HFF Securities nor, to the knowledge of the Company, any Affiliate or Associated Person is subject to a disqualification under Rule 262 of Regulation A under the Securities Act or Rule 506(d) of Regulation D under the Securities Act, or any similar disqualification provisions under Regulation E under the Securities Act, except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the business of the Acquired Companies.

(c) Except as disclosed in any Form BD or Form U-4 filed by HFF Securities prior to the date of this Agreement, neither HFF Securities nor, to the knowledge of the Company, any of its directors, officers, employees or Associated Persons is subject to any order or Action of any Governmental Entity that permanently enjoins such Person from engaging in or continuing any conduct or practice in connection with any activity involving or in connection with Broker-Dealer Activities. Neither HFF Securities nor, to the knowledge of the Company, any of its directors, officers, employees or Associated Persons is, or has been, the subject of any Action or disciplinary event requiring disclosure on Form BD, Form U-4 or otherwise with any Governmental Entity that has not been so disclosed, except, with respect to such non-disclosure, as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the business of the Acquired Companies.

(d) Section 3.22(d) of the Company Disclosure Letter sets forth a true, complete and correct list of each “branch office” and “office of supervisory jurisdiction” (as defined under FINRA Rules) of HFF Securities.

(e) Each of HFF Securities’ directors, officers, employees, Associated Persons and independent contractors, who are required under applicable Law to be registered, licensed or qualified as a principal, a representative, an agent or a salesperson (or a limited subcategory thereof) with any Governmental Entity are, and have been since January 1, 2018 (or such more recent date on which such Person first became associated with HFF Securities), duly registered as such and such registrations are and were, since January 1, 2018 (or such more recent date), in full force and effect, or are or were in the process of being registered as such within the time periods required by any Governmental Entity, as applicable, except as would not be material to the business of the Acquired Companies. Section 3.22(e) of the Company Disclosure Letter sets forth all Governmental Entities with which HFF Securities and each of its directors, officers, employees, Associated Persons and independent contractors are registered, licensed, authorized or approved as a broker-dealer, a principal, a representative, an agent or a salesperson (or any limited subcategory thereof), including any membership in or registration with any such Governmental Entity. Except as set forth in Section 3.22(e) of the Company Disclosure Letter, none of such principals, representatives, agents or salespersons is registered on behalf of any broker-dealer other than HFF Securities.

(f) HFF Securities maintains its minimum net capital (i) in compliance in all material respects with all Laws imposed by the SEC or any other Governmental Entity and (ii) in an amount sufficient to ensure that, since January 1, 2018, it has not been required to file notice under Rule 17a-11 under the Exchange Act. HFF Securities has no agreement, arrangement or understanding with any Governmental Entity to increase its regulatory capital above the amounts required to be maintained pursuant to Rule 15c3-1 under the Exchange Act. Since January 1,

2016, no capital withdrawal or transfer of assets from HFF Securities has occurred that was not in compliance with FINRA Rule 4110, NASD Rule 1017(a)(3) or SEC Rule 15c3-1. HFF Securities does not guarantee any other Person’s liabilities, and none of HFF Securities’ assets has been pledged to secure financing or a loan to it or any Affiliate or Associated Person. HFF Securities does not have any subordinated debt outstanding to any Affiliate or Associated Person.

Section 3.23 Affiliate Transactions.

(a) No material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, no Affiliate has threatened in writing (including by email) to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

(b) Except as set forth in Section 3.23(b) of the Company Disclosure Letter, no Acquired Company receives any material services or revenue from, or is obligated to make any material payments to, HFF Holdings LLC or any of its Affiliates.

Section 3.24 Brokers. Except for Morgan Stanley & Co. LLC (“Morgan Stanley”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions. True, correct and complete copies of all Contracts between any of the Acquired Companies and Morgan Stanley have been made available to Parent solely for informational purposes (subject to redaction of the fee structure contained therein).

Section 3.25 Takeover Statutes. No Takeover Laws or any anti-takeover provision in the Company Charter or the Company Bylaws are, or at the Effective Time will be, applicable to the Company, this Agreement, the Merger, the Subsequent Merger or any of the other Transactions. For purposes of this Agreement, “Takeover Laws” shall mean any “moratorium,” “control Company Common Stock acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.26 Fairness Opinion. The Company Board has received the opinion of Morgan Stanley, to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the Merger Consideration is fair from a financial point of view to the holders of the Company Common Stock, which opinion will be made available to Parent solely for informational purposes.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT, MERGER SUB AND MERGER LLC

Except as (a) set forth in the corresponding section of the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, (it being understood that the disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections) or (b) disclosed in the Parent SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Parent SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representations or warranties made in Section 4.2 (Capital Stock), Section 4.3 (Authority), Section 4.7 (Information Supplied), Section 4.14 (Ownership of Parent Shares) or Section 4.16 (Sufficiency of Funds), Parent, Merger Sub and Merger LLC jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power; Subsidiaries.

(a) Each of Parent, Merger Sub and Merger LLC (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization,

(ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, in the case of clauses (ii) and (iii) only, as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”), and, if requested by the Company, the comparable charter and organizational documents of Merger Sub and Merger LLC, in each case as amended through the date of this Agreement.

(c) All of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent owned by Parent or another Affiliate of Parent are owned by Parent or such Affiliate free and clear of any Liens of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 10,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”), and 100,000,000 shares of Parent Common Stock. As of the Specified Time, (i) 45,738,607 shares of Parent Common Stock were issued and outstanding (including no restricted shares of Parent Common Stock (“Parent Restricted Shares”)), all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Parent Preferred Stock were issued or outstanding and (iii) no shares of Parent Preferred Stock or Parent Common Stock were held by Parent as treasury shares.

(b) As of the Specified Time, Parent had no shares of Parent Common Stock or shares of Parent Preferred Stock reserved for issuance, except for (i) 1,194,858 shares of Parent Common Stock available for future grants pursuant to the Parent Stock Plans, (ii) 86,222 shares of Parent Common Stock subject to outstanding Parent Stock Options (ii) 565,017 shares of Parent Common Stock subject to outstanding Parent Restricted Stock Units (provided that, with respect to any Parent Restricted Stock Units that are subject to performance-based vesting conditions, such shares are measured at the maximum level of performance) and (iii) no shares of Parent Common Stock reserved for issuance pursuant to the Parent ESPPs. Parent has made available to the Company true, correct and complete copies of all equity plans pursuant to which Parent has granted Parent Restricted Shares, Parent Restricted Stock Units and Parent Stock Options (collectively, “Parent Stock Awards”) and the forms of all award agreements evidencing such grants.

(c) As of the date of this Agreement, except for the Parent Stock Awards referred to in Section 4.2(b) and the related award agreements, there are no outstanding or existing (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (other than such Parent Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (other than such Parent Stock Awards); (iii) obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent; (v) voting trusts or other agreements or understandings to which Parent or, to the knowledge of Parent, any of its officers or directors is a party with respect to the voting of capital stock of Parent; or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote.

(d) Since the Specified Time to the execution of this Agreement, Parent has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except in connection with the shares of Parent Common Stock subject to Parent Stock Awards outstanding as of the Specified Time in accordance with the terms of such instruments.

(e) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

Section 4.3 Authority.

(a) Each of Parent, Merger Sub and Merger LLC has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC, to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger LLC and the consummation by Parent, Merger Sub and Merger LLC of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub and Merger LLC, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub or Merger LLC are necessary to approve this Agreement or to consummate the Transactions other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC. For the avoidance of doubt, no vote or other consent of stockholders of Parent shall be required to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger LLC and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent, Merger Sub and Merger LLC, enforceable against each of Parent, Merger Sub and Merger LLC in accordance with its terms, subject to the Enforceability Limitations.

(b) The Parent Board unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger, the Share Issuance and the other Transaction and (ii) determining that the terms of the Merger, the Subsequent Merger, the Share Issuance and the other Transactions are in the best interests of Parent and its stockholders.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not (i) conflict with or violate the Parent Charter, the Parent Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract that is material to the business of the Parent Companies, (iv) result in any breach or violation of any Parent Stock Plans (including any award agreement thereunder), or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect or materially impair the ability of Parent to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

(b) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act (and the rules and regulations promulgated thereunder) and the Exchange Act (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the New York Stock Exchange (the “NYSE”), (v) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case as required by the DGCL, (vi) approval by FINRA under NASD Rule 1017 with respect to the change of ownership or control of broker deal entities that are Acquired Companies, (vii) approvals by the U.K. Financial Conduct Authority for a change in control under the U.K. Financial Services and Markets Act 2000 and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or materially impair the ability of Parent, Merger Sub or Merger LLC to perform their respective obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since January 1, 2017 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act, and no Parent Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements solely by virtue of such Subsidiary’s operations as a broker or dealer.

(b) The audited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated.

(c) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Parent Companies. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2017, Parent has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(d) Since January 1, 2017, (i) the Chief Executive Officer and the then-acting Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) Since January 1, 2017, (i) no Parent Company nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of any of the Parent Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Parent Companies, whether or not employed by any of the Parent Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) Parent has made available to the Company true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2017 relating to the Parent SEC Documents and all written responses of Parent thereto other than with respect to requests for confidential treatment. Parent has timely responded to all comment letters from the staff of the SEC, and the SEC has not asserted that any of such responses is inadequate, insufficient or otherwise non-responsive. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Parent Companies.

Section 4.6 No Undisclosed Liabilities. No Parent Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as at December 31, 2018 (or the notes thereto), (b) incurred in the ordinary course of business since December 31, 2018 consistent with past practice and consistent in nature and amount with those set forth on Parent’s consolidated balance sheet as at December 31, 2018, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Proxy Statement and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Proxy Statement.

Section 4.8 Absence of Certain Changes or Events. Since December 31, 2018, there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.9 Litigation.

(a) As of the date of this Agreement, (i) there is no Action pending or, to the knowledge of Parent, threatened against the Parent Companies, any of the Parent Companies’ properties or assets or any of the Parent Companies’ present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such), that (A) seeks or imposes any material injunctive relief, (B) was commenced by a Governmental Entity or (C) individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, and (ii) none of the Parent Companies, nor any of its properties or assets nor any of the Parent Companies’ present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date of this Agreement, there is no Action pending or, to the knowledge of the Parent, threatened against any Parent Company, by a private party, Governmental Entity or arbitral body, that would, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Section 4.10 Compliance with Laws; Permits.

(a) The Parent Companies are in, and at all times since January 1, 2016, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2016, none of the Parent Companies has received any written communication from a Governmental Entity that alleges that any Parent Company is not in compliance with any Law in any material respect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Parent Companies, taken as a whole, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the Fraud and Bribery Laws, and none of the Parent Companies nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2016, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Parent Companies with respect to export activity or export licenses that, individually or in the aggregate, would have or would reasonably be expected to have a Parent Material Adverse Effect.

(d) The Parent Companies have in effect all Permits necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect. All Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent, except as, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Parent Companies, taken as a whole, each employee of any of the Parent Companies has in effect all material Permits necessary for such employee to carry on the business of the Parent Companies as now conducted by such employee.

Section 4.11 Benefit Plans.

(a) For purposes of this Agreement, “Parent Plan” means any material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, material fringe benefit, flexible spending account, written consulting or written employment plan, policy, program or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, (ii) to which any Parent Company is a party or (iii) under which any of the Parent Companies has any current or future liability (including contingent liability). With respect to each material Parent Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement), Parent has made available to the Company a current, accurate and complete copy of, to the extent applicable, all plan documents, including all amendments, or a summary of the material terms thereof. Parent has made available to the Company true, correct and complete copies of all equity plans pursuant to which the Parent has granted Parent Stock Awards and the forms of all award agreements evidencing such Parent Stock Awards.

(b) With respect to the Parent Plans:

(i) each Parent Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Parent Material Adverse Effect; and

(ii) each Parent Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is substantially funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions except as would not, in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) No Parent Company nor any of its ERISA Affiliates has contributes to, is obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA.

Section 4.12 Labor Matters. No Parent Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Parent Company has been a party to or bound by any such agreement within the last three years. No Parent Company is obligated under any agreement to recognize or bargain with any labor organization, representative, union, or works council. Since January 1, 2016, there has been no: (i) to the knowledge of Parent, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Parent Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of Parent, threat thereof, by or with respect to any employees of any of the Parent Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including WARN, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of Parent, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Parent Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Without limiting the generality of the foregoing, each employee of a Parent Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees. No Parent Company is a federal, state, local or other government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements applicable to any such contractor or subcontractor.

Section 4.13 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Parent Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Parent Company for the periods covered thereby.

(b) The Parent Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Parent Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which a Parent Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Parent Company have been paid in full or otherwise finally resolved.

(f) No Parent Company has waived in writing any statute of limitations with respect to a material amount of Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Parent Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Parent Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Parent Companies).

(i) No Parent Company has any liability for Taxes of any other Person (other than another Parent Company) (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is Parent, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Parent Company, except for Permitted Liens.

(k) No Parent Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

Section 4.14 Ownership of Parent Shares. Neither Parent nor Merger Sub or Merger LLC nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, in each case, as defined in Section 203(c) of the DGCL.

Section 4.15 Ownership and Operations of Merger Sub and Merger LLC. Each of Merger Sub and Merger LLC has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Parent owns, and at the Effective Time will own, directly or indirectly all of the outstanding membership interests of Merger LLC.

Section 4.16 Sufficiency of Funds. As of the date hereof, Parent has, and at the Closing, Parent will have, access (including available lines of credit) to sufficient funds to pay the Merger Consideration and all other amounts required to be paid by Parent at Closing under this Agreement, and all related fees and expenses required to be paid at the Closing by Parent in connection with the Transactions, and, together with the shares of Parent Common Stock to be issued in accordance with the terms of this Agreement, Parent’s cash on hand and cash on hand from operations of the Company are sufficient for the satisfaction of all of Parent’s, Merger Sub’s and Merger LLC’s obligations under this Agreement, including payment of the Merger Consideration and all related fees and expenses required to be paid at the Closing by Parent, Merger Sub and Merger LLC in connection with the Transactions.

Section 4.17 Brokers. Except for J.P. Morgan Securities LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use, and cause each of its Subsidiaries to use, reasonable best efforts to preserve substantially intact the business organization of the Company and its

Subsidiaries, maintain all material Permits of the Company and its Subsidiaries, keep available the services of the current officers and employees of the Company and its Subsidiaries and preserve intact the goodwill and ongoing business relationships with customers, suppliers, licensors, licensees, Governmental Entities, creditors and others having business dealings with them.

(b) Without limiting the generality of Section 5.1(a), except for matters set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any other Acquired Company to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or permit the adoption of any amendment to the charter or bylaws (or equivalent organizational documents) of any Acquired Company;

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) other than certain grants to directors of the Company and employees of the Acquired Companies hired on or after the date of this Agreement, as described in greater detail in Section 5.1(b)(iii) of the Company Disclosure Letter, issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock Equivalents, (D) any equity or equity-based compensation awards under any Company Stock Plan or similar plan, policy, program, practice, arrangement or agreement or (E) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of Company Shares upon the exercise of Company Stock Options or the settlement of Company Restricted Stock Units, in each case, outstanding as of the Specified Time or permitted to be granted under this clause (iii) and in accordance with their terms under the Company Stock Plans as of the date of this Agreement;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than any dividend or distribution by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(v) otherwise manage its working capital in a manner other than in the ordinary course of business;

(vi) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) other than in the ordinary course of business in accordance with the Company hedging policy made available to Parent;

(vii) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercise, settlement or similar transactions (including withholding of Taxes) pursuant to the exercise of Company Stock Options, the settlement of Company Restricted Stock Units or the vesting of or elections under Code Section 83(b) relating to Company Restricted Shares outstanding as of the Specified Time or permitted to be granted in accordance with this Section 5.1), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(viii) make or agree to make any new capital commitments or capital expenditures other than (A) capital commitments or capital expenditures in an aggregate amount not in excess of the Company’s budget for capital expenditures that has been made available to Parent prior to the date of this Agreement or (B) other capital commitments or capital expenditures that are not in excess of one hundred thousand dollars ($100,000) in the aggregate;

(ix) (A) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or division thereof or a material portion of the assets thereof, or (B) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than (1) sales or dispositions of obsolete assets not used in the business of the Acquired Companies or (2) grants of Permitted Liens;

(x) enter into any material joint venture or similar partnership arrangement;

(xi) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business consistent with past practice), or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, guarantee any debt securities of any third party, enter into any “keep well” or other agreement to maintain any financial statement condition of any third party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such indebtedness or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than any other Acquired Company or certain advances or draws in the ordinary course of business consistent with past practice to employees of the Acquired Companies, as described in greater detail in Section 5.1(b)(xii) of the Company Disclosure Letter);

(xiii) except to the extent required by applicable Law or the terms of any Company Plan, and except as expressly contemplated or permitted by this Agreement, (A) change the compensation or benefits of any current or former officer, director, employee, Key Employee or individual consultant of any of the Acquired Companies other than, as set forth in Section 5.1(b)(xiii) of the Company Disclosure Letter and otherwise in the ordinary course of business consistent with past practice, with respect to employees who are not Key Employees (but excluding any severance, retention or change in control benefits), (B) establish, enter into, amend, terminate or adopt any Company Plan (or any plan, program, practice, policy, agreement or arrangement that would be a Company Plan if in effect as of the date hereof) other than offer letters entered into or amended with respect to new hires or employee promotions, in each case, to fill vacancies that are consistent with past practice and arrangements with similarly situated employees (but not severance, change in control or retention agreements), (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation other than provided for by this Agreement, (D) hire or engage the employment or services of any officer, individual consultant or director of any of the Acquired Companies, other than hires or engagements to fill vacancies of employees who are not Restricted Employees (and provided that the individual so hired would not meet the requirements to be considered a Restricted Employee), (E) terminate the employment or services of, other than terminations in the ordinary course of business consistent with past practice or terminations for “cause” consistent with any Contract requirements (if any, and provided, that the Acquired Companies shall consult with Parent and take under consideration Parent’s input and advice with respect to any termination of any Key Employee), or modify the contractual relationship of, any (I) Key Employee, (II) Restricted Employee or (III) other officer or director of any of the Acquired Companies;

(xiv) (A) implement or adopt any change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures;

(xv) (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (B) except to the extent otherwise required by Law and in the ordinary course of business consistent with past practice, make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund;

(xvi) (A) pay, discharge, waive, settle, compromise, release or satisfy any claim, liability or obligation that is not an Action, other than payment, discharge, waiver, settlement, release or satisfaction in the ordinary course of business and other than the satisfaction or performance by the Acquired Companies of their respective obligations in accordance with the applicable terms thereof under Contracts in effect on the date hereof and Contracts permitted under this Section 5.1 to be entered into on or following the date hereof or (B) other than in connection with the ordinary course of business consistent with past practice, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any accounts receivable owed to any of the Acquired Companies, with or without recourse, including any rights or claims associated therewith;

(xvii) commence or settle, compromise or otherwise resolve any material Action (A) outside the ordinary course of business, (B) as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheet of the Company as of December 31, 2018 or (C) to the extent such litigation or other legal proceeding (1) involves any injunction or material non-monetary relief on any of the Acquired Companies, (2) does not provide for a complete release of the Acquired Companies of all claims or (3) provides for any admission of liability by any of the Acquired Companies;

(xviii) other than non-exclusive licenses or sublicenses to end users, distributors and resellers in the ordinary course of business, enter into any agreement, arrangement or commitment to grant a license or sublicense or any material Company Intellectual Property;

(xix) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Company Intellectual Property;

(xx) (A) enter into, amend, renew or modify any Company Material Contract or Contract that would be a Company Material Contract if in effect on the date of this Agreement (other than any (x) customer Contract which is entered into in the ordinary course of business consistent with past practice or (y) Contract that can be terminated by any Acquired Company without liability to the Acquired Company on 30 days’ prior written notice), (B) consent to the termination of (other than a termination in accordance with its terms) any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement or (C) amend, waive, modify or fail to enforce its material rights under any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement;

(xxi) waive, extend, renew or enter into any non-compete, most favored nation, exclusivity, non-solicitation or similar Contract that would materially restrict or limit the freedom of any of the Acquired Companies in conducting their operations or business, as the case may be, or any of their respective Subsidiaries or Affiliates (whether before or after the Closing);

(xxii) effectuate a “plant closing” or “mass layoff,” as those terms are defined under WARN;

(xxiii) (A) enter into any new line of business or (B) conduct a line of business of the Acquired Companies in any geographic area where they have never conducted business prior to the date of this Agreement;

(xxiv) enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union, labor organization, works council or representative body of any Acquired Company employees, or enter into negotiations regarding any such agreement;

(xxv) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms;

(xxvi) other than in the ordinary course of business consistent with past practice, purchase any new mortgage servicing rights;

(xxvii) other than in the ordinary course of business consistent with past practice, sell any mortgage servicing rights; or

(xxviii) agree to, authorize or enter into any Contract obligating it to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xxvii).

Section 5.2 Conduct of Business of Parent, Merger Sub and Merger LLC.

(a) Except for matters set forth in Section 5.2(a) of the Parent Disclosure Letter or as otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement to the Effective Time, Parent shall not do any of the following without the prior written consent of the Company:

(i) amend or permit the adoption of any amendment to the Parent Charter or the Parent Bylaws in a manner that would affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(ii) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, or (B) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, Parent, other than the issuance of Parent Common Stock or awards exercisable for or convertible into Parent Common Stock, in each case, pursuant to a Parent Stock Plan or the Parent ESPPs; or

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) any dividend or distribution by a Subsidiary of Parent to Parent or to another wholly owned Subsidiary of Parent or (B) regular semi-annual dividends with record and payment dates in accordance with Parent’s customary dividend schedule.

(b) During the period from the date of this Agreement to the Effective Time, each of Merger Sub and Merger LLC shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.3 Company Acquisition Proposals.

(a) Following the execution of this Agreement, the Acquired Companies shall, and shall cause their respective directors, officers and Key Employees to, and shall use their respective reasonable best efforts to cause any other of their respective Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b) The Acquired Companies shall not, and shall cause their respective directors, officers and Key Employees not to, and shall use their respective reasonable best efforts to cause any other of their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) make available any information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to a Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 5.3(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than the Company’s Representatives) in connection with a Company Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Company Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Section 5.3, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company receives, after the date of this Agreement, an unsolicited bona fide written Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach of this Section 5.3 and (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then, prior to obtaining the Company Stockholder Approval, the Company may (A) make available information with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; provided, however, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to Parent or shall be provided or made available to Parent prior to or concurrently with the time it is provided or made available to such Person, and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, however, that the Acquired Companies shall, and shall cause its and their respective Representatives to, cease any activities described in clause (A) or (B) of this Section 5.3(c) immediately following the time the applicable Company Acquisition Proposal ceases to be a Company Superior Proposal or a Company Acquisition Proposal that could reasonably be expected to lead to a Company Superior Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent in writing of the receipt of any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal or inquiry, proposal or offer, and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Company Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence and documents related thereto, including any proposed documents to effect or to be entered into in connection with such Company Acquisition Proposal.

(d) Except as otherwise provided in Section 5.3(e), Section 5.3(f) or Section 5.3(g), neither the Company Board nor any committee thereof shall (i) (A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Company Recommendation or the approval of this Agreement, the Merger, the Subsequent Merger or any of the other Transactions, take any action (or permit or authorize any of the Acquired Companies or any of their respective Representatives to take any such action) inconsistent with the Company Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(d)(i)(A) being referred to herein as a “Company Adverse Recommendation Change”) or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Company Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Company Acquisition Proposal other than a Company Acceptable Confidentiality Agreement, (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, inapplicable to any transactions contemplated by a Company Acquisition Proposal (including approving any transaction under the DGCL) or (iv) resolve, agree or propose to take any such actions.

(e) Notwithstanding Section 5.3(d), at any time prior to obtaining the Company Stockholder Approval, provided that the Acquired Companies have complied with the applicable provisions of this Section 5.3, then, prior to obtaining the Company Stockholder Approval, the Company Board may solely in response to a Company Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Section 5.3, make a Company Adverse Recommendation Change in order to cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Company Superior Proposal. Neither the Company Board nor any committee thereof shall make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) or cause the Company to enter into a binding definitive agreement to effect such Company Superior Proposal unless the Company has first complied with the provisions of Section 5.3(f) and, after so complying, the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.

(f) The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has first (i) provided written notice to Parent (a “Notice of Company Superior Proposal”) advising Parent that the Company has received a Company Superior Proposal, specifying the terms and conditions of such Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing copies of any agreements intended to effect (or to be entered into in connection with) such Company Superior Proposal, and that the Company Board has made the determination required under Section 5.3(e), (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Day period following Parent’s receipt of the Notice of Company Superior Proposal (the “Company Superior Proposal Notice Period”), in good faith with Parent to enable Parent to make counteroffers or proposals, including to amend the terms of this Agreement (to the extent Parent wishes to do so), and (iii) after complying with clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors and taking into account any such counteroffer or proposed amendment to the terms of this Agreement) that such Company Acquisition Proposal remains a Company Superior Proposal and the failure to make a Company Adverse Recommendation Change and accept such Company Superior Proposal would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that if during the Company Superior Proposal Notice Period any revisions are made to a Company Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Company Superior Proposal to Parent and shall comply with the requirements of this Section 5.3(f) with respect to such new Notice of Company Superior Proposal. In the event that the Company receives a Company Acquisition Proposal during the pendency of this Agreement, the Company hereby agrees that notwithstanding the standstill provisions contained in the Confidentiality Agreement, Parent shall be permitted to propose to the Company one or more amendments to this Agreement.

(g) Nothing in this Agreement shall prohibit or restrict the Company Board, in circumstances not involving or relating to a Company Acquisition Proposal, from effecting a Company Adverse Recommendation Change in response to the occurrence of a Company Intervening Event if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law and the Company has first (i) provided written notice to Parent (a “Notice of Company Intervening Event”) describing the Company Intervening Event and advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Days following Parent’s receipt of the Notice of Company Intervening Event (the “Company Intervening Event Notice Period”), in good faith with Parent regarding any revisions to the terms of the Transactions proposed by Parent in response to such Company Intervening Event; and (iii) at the end of the Company Intervening Event Notice Period, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent), that a Company Intervening Event continues to exist and that the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(h) The Company agrees that it shall take all actions necessary so that any Company Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Company Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including Delaware) or other similar statutes to be applicable to the Transactions, including the Merger and the Subsequent Merger.

(i) Nothing contained in this Section 5.3 shall prohibit the Company Board from (A) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or (B) making any disclosure to its shareholders if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Company Acquisition Proposal), unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.3(e); provided, further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within three (3) Business Days after such stop, look and listen communication.

(j) Any action taken or not taken by any Representative of any of the Acquired Companies that if taken or not taken by the Company would constitute a breach of this Section 5.3 shall be deemed a breach of this Agreement by the Company.

(k) For purposes of this Agreement:

(i) “Company Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to the Company than, those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement (A) must contain a “standstill” or similar provision or otherwise prohibit the making or amendment of any Company Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (1) make a confidential Company Acquisition Proposal to the Company Board or (2) make confidential requests to the Company for amendments, waivers or consents under, or agreements not to enforce, such “standstill”, similar provision or other provision that prohibits the making of a Company Acquisition Proposal and (B) shall not prohibit compliance by any of the Acquired Companies with any of the provisions of this Agreement.

(ii) “Company Acquisition Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Acquired Companies, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of any of the Acquired Companies representing 15% or more of the consolidated revenues, net income or assets of the Acquired Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (D) transaction in which the holders of the voting power of the Company immediately prior to such transaction own 85% or less of the voting power of the Company immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Company Shares or (F) any combination of the foregoing (in each case, other than the Merger and the Subsequent Merger).

(iii) “Company Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Acquired Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided, further, that in no event shall the following constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (C) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event).

(iv) “Company Superior Proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding Company Shares or substantially all of the assets of the Acquired Companies, taken as a whole, (A) on terms which, in the good faith determination of the Company Board (after consultation with the Company’s outside legal counsel), are superior from a financial point of view to the stockholders of the Company to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

Section 5.4 Preparation of the Form S-4 and Proxy Statement; Stockholder Meeting.

(a) As soon as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Proxy Statement. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Subsequent Merger. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication received from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Section 5.4, nothing in this Section 5.4 shall prohibit the Company or Parent from making any filing of any Quarterly Report on Form 10-Q, Annual Report on Form 10-K or Current Report on Form 8-K required pursuant to the Exchange Act.

(b) The Company shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Company Stockholder Approval. Subject to Section 5.3(e) and Section 5.3(f), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Transactions, including the Merger (the “Company Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval, and the Company Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent. The Company shall have the right to postpone or adjourn the Company Stockholder Meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time the Company has not received a number of proxies that it reasonably believes sufficient to obtain he Company Stockholder Approval at the Company Stockholder Meeting, or (3) to the extent required by applicable Law, or (B) with the written consent of Parent. Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1(d)(ii).

Section 5.5 Access to Information; Confidentiality. Subject to contractual and legal restrictions applicable to the Company or any of its Subsidiaries, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to the Representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of the Company’s properties, books, contracts, commitments, personnel and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Companies. This Section 5.5 shall not require any Acquired Company to permit any access, or to disclose any information, that in the reasonable judgment of the Company would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of such Acquired Company’s obligations with respect to confidentiality if such Acquired Company shall have used its best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a Governmental Entity alleging that providing such information violates any Regulatory Law. If any material is withheld by such Acquired Company pursuant to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5 shall be subject to the Mutual Confidentiality and Non-Disclosure Agreement, dated September 27, 2018, between the Company and Jones Lang LaSalle Americas, Inc., a Maryland corporation (the “Confidentiality Agreement”).

Section 5.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, and no party hereto shall fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions. Notwithstanding the foregoing, nothing in this Agreement shall require Parent, Merger Sub or Merger LLC to, and no Acquired Company shall, without the prior written consent of Parent, agree to any modification to or accommodation under any Contract or pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within fifteen (15) Business Days from the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act, (ii) if required, appropriate filings under any Regulatory Law as soon as reasonably practicable and (iii) any other necessary, proper or advisable registrations, filings and notices within twenty (20) Business Days after the date hereof. Subject to applicable Law, and except as required by any Governmental Entity, neither Parent nor the Company shall agree to extend any waiting period under the HSR Act without the prior written consent of the other party; provided, however, if Parent and the Company disagree as to whether to extend the period, Parent’s determination shall control.

(b) Without limiting Section 5.6(a), Parent agrees to, and will cause its Affiliates to, use reasonable best efforts to take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Regulatory Law or trade regulation law that may be asserted by any Governmental Entity or any other Person with respect to the Transactions contemplated by this Agreement and to obtain all consents, approvals, and waivers under any Regulatory Law that may be required by any Governmental Entity to enable the parties to close the Transactions as promptly as reasonably practicable, including, (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of Parent or its Subsidiaries or Affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary), or any other order that would make the Transactions unlawful or would otherwise materially delay or prevent the consummation of the Transactions, (ii) terminating, modifying, or assigning existing relationships, Contracts, or obligations of Parent or its Subsidiaries or Affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations of Parent or its Subsidiaries or Affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, or (iv) otherwise taking or committing to take any other action that would limit Parent or its Subsidiaries or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; provided that Parent is not obligated to take any action contemplated in clause (i) through (iv) unless such action is expressly conditioned upon the closing of the Transactions; provided further that in the event that any action contemplated in clause (i) through (iv) would result in the parties resolving objections, if any, as may be asserted with respect to the Transactions under any Regulatory Law and obtaining all consents under requisite Regulatory Laws that may be required by any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions, as between the Company and Parent, Parent shall be entitled to make the final determination as to which of such actions to pursue so long as such determination otherwise complies with the terms of this Agreement.

(c) In addition, if any action or proceeding is instituted (or threatened) challenging the Transactions as violating any Regulatory Law or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the Transactions illegal or otherwise delay or prohibit the consummation of the Transactions, Parent and its Affiliates and Subsidiaries shall take any and all actions to contest and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Transaction.

(d) Each of Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.6(a), 5.6(b) and 5.6(c) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act or any other Law and to make any other necessary, proper, or advisable registrations, filings and notices, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) keep the other party reasonably informed on a prompt basis of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions and (iii) permit the other party a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the reasonable opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.6(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel regarding Regulatory Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel regarding Regulatory Law to comply with this Section 5.6(d).

(e) Notwithstanding anything in this Section 5.6 to the contrary, Parent and its Affiliates shall not be required to take any actions that, individually or in the aggregate, are materially detrimental to the benefits of the Transactions to Parent and its Subsidiaries.

Section 5.7 Employee Benefits Matters.

(a) For a period of two (2) years following the Closing Date, Parent shall, or shall cause its Subsidiaries to, provide each employee of the Acquired Companies who remains in the employment of Parent and its Subsidiaries during such period (each, a “Continuing Employee”) with (i) the base salary or hourly wage rate and aggregate incentive compensation opportunities that are, in each case, not less than those provided to such Continuing Employee as of immediately prior to the Closing Date and (ii) employee benefits including severance (other than those included in clause (i)) that are substantially comparable, in the aggregate, to the employee benefits (other than those included in clause (i)) provided to similarly situated employees of Parent and its Subsidiaries.

(b) Following the Effective Time, Parent shall use reasonable best efforts to ensure that each Continuing Employee is provided full credit for prior service with the Acquired Companies to the extent such service would be recognized if it had been performed as an employee of Parent or any of its Subsidiaries for purposes of (i) eligibility and vesting under any

Parent Employee Plans but not for benefit accrual purposes under any defined benefit plan of any of the Parent Companies or for purposes of determining retirement eligibility under any equity or equity based award granted in connection with the Transactions and (ii) unless covered under another arrangement with or of Parent, the Surviving Corporation or the Surviving Company, determination of benefit levels under any Parent Employee Plan or policy of general application in each case relating to paid time off or severance, in either case, for which the Continuing Employees are otherwise eligible and in which the Continuing Employees are offered participation, but except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible for any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. For purposes of this Agreement, the term “Parent Employee Plan” means any employee benefit plan including, without limitation, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or “employee welfare benefit plan” (as defined in Section 3(1) of ERISA). The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(b).

(c) Without limiting the foregoing, if the Continuing Employees participate in any Parent Employee Plan that provides medical, dental, vision or prescription drug benefits, Parent shall use commercially reasonable efforts (or shall use commercially reasonable efforts to cause one of its Affiliates, including, following the Closing, the Company) to (i) cause there to be waived any pre-existing condition, actively at work, waiting period and similar requirements and (ii) cause the Parent Benefit Plans to honor any expenses incurred by the Continuing Employees and their eligible dependents under any corresponding Company Plan during the portion of the calendar year up to the date that coverage under a Company Plan is replaced with coverage under such Parent Benefit Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(c).

(d) The Company and Parent shall use commercially reasonable efforts to adopt, effective as of the Closing, compensation plans or arrangements for each Continuing Employee who is eligible to participate in Holliday Fenoglio Fowler, L.P. Second Amended and Restated Profit Participation Bonus Plan, HFF Securities, L.P. Second Amended and Restated Profit Participation Plan, the HFF, Inc. Firm Profit Participation Bonus Plan or the HFF, Inc. Executive Bonus Plan (collectively, the “Profit Participation Plans”) immediately prior to the Closing that provide incentive compensation opportunities following the Closing Date that are on substantially the same terms (including eligibility to participate, calculation of the applicable bonus pool and time at which distributions are made) as existed immediately prior to the Closing Date under such Profit Participation Plans. Notwithstanding the foregoing, the Parties agree that (i) the plans under which the foregoing incentive compensation opportunities will be provided will include administrative and governance provisions which are consistent with the administrative and governance provisions contained in similar plans maintained by Parent and its Subsidiaries, (ii) the form in which such incentive compensation opportunities will be paid to Continuing Employees will be Parent Restricted Stock Units or cash (each of which may or may not be subject to deferral, as determined by Parent) or a combination of the foregoing, at Parent’s discretion, and (iii) the terms of such plans, including the applicable performance measures and calculation thereof (including, for the avoidance of doubt, the calculation of “margin” and allocations of “overhead” expenses), will be adjusted as Parent and the Company mutually determine in good faith is appropriate in order to, as appropriate, reflect the combination of the applicable businesses of Parent and the Company and to prevent the inequitable dilution or enlargement of the intended incentive compensation opportunities (including to take into account the effect of the Transactions and that the Company will be a Subsidiary of Parent and the increased size of the combined organization). In addition, Parent agrees to adopt a policy pursuant to which it will make annual grants of equity or equity-based compensation awards to Continuing Employees in aggregate amounts of up to $10,000,000; provided that the Parent Board or its delegate shall have sole discretion to determine the aggregate amount of the awards, the recipients thereof and the terms of such awards.

(e) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective on the Closing Date (and contingent upon the Closing), any Company Plan set forth on Section 5.7(e) of the Company Disclosure Letter effective as of the date set forth therein, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plan by providing the Company with written notice of such election at least ten (10) days before the Effective Time. Unless Parent so provides such notice to the Company, the Company shall deliver to Parent, prior to the Closing, evidence that the Company Board has validly adopted resolutions to terminate such scheduled Company Plans on Section 5.7(e) of the Company Disclosure Letter (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), and taken all other actions necessary to terminate such Company Plans scheduled on Section 5.7(e) of the Company Disclosure Letter, effective no later than the date immediately preceding the Closing Date.

(f) The Company shall provide prompt written notice to Parent of any Key Employee, and any other employee of any Acquired Company with annual base compensation, services fees or any bonus opportunities collectively greater than $1,000,000, who delivers written notice, or, to the knowledge of the Company, communicates, to any Acquired Company at any time between the date of this Agreement and the Effective Time that he or she intends to resign or retire as a result of or in connection with the Transactions.

(g) Nothing contained herein shall be construed as requiring, Parent or any of its Affiliates (including the Surviving Company) to continue any specific employee benefit plans, or to continue the employment of any specific Person for any period of time. The provisions of this Section 5.7 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to, on or following the Effective Time, (ii) impede or limit Parent, the Company, the Surviving Corporation, the Surviving Company or any of their respective Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, labor unions, directors, or independent contractors of any of the Acquired Companies, or on or after the Effective Time, the Surviving Corporation, the Surviving Company or any of their respective Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Section 5.7.

Section 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of the receipt of any written communication received from any Person alleging that it is or may be required to obtain a consent of such Person in connection with the Transactions or from any Governmental Entity in connection with the Transactions. The delivery of any notice pursuant to this Section 5.8 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) Parent, Merger Sub and Merger LLC agree that all rights to exculpation or indemnification arising from, relating to or otherwise in respect of, acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of any of the Acquired Companies as provided in their respective certificates of incorporation, bylaws or other organizational documents shall survive the Merger and the Subsequent Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of each Acquired Company’s certificate of incorporation and bylaws or similar organizational documents in effect as of the date of this Agreement or in any indemnification agreements of the Acquired Companies with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of any of the Acquired Companies; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action.

(b) Each of Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of any of the Acquired Companies (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification for such expenses. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (the “Continuing D&O Insurance”) that are substantially similar (with respect to limits and deductibles) to the Company’s existing policy or, if substantially similar insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not pay an annual premium for the Continuing D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed 300% of the Company’s Current Premium, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to 300% of the Company’s Current Premium.

(d) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.9.

(e) The rights of each Indemnified Party under this Section 5.9 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. These rights shall survive consummation of the Merger and the Subsequent Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required or reasonably appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Parent and the Company shall provide to the other party, prior to adoption, copies of the resolutions to be adopted by their respective boards of directors to implement the foregoing.

Section 5.11 Anti-Takeover Statutes. If any Takeover Law is or may become applicable to this Agreement (including the Merger, the Subsequent Merger and the other Transactions), each of the Company, Parent, Merger Sub and Merger LLC and their respective boards of directors (or other governing body) shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Stockholder Litigation. The Company shall promptly advise Parent orally and in writing of any Action commenced after the date of this Agreement against any Acquired Company or any of its directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the Transactions and shall keep Parent reasonably informed regarding any such Action. The Company shall give Parent the opportunity to participate in the defense or settlement of any such stockholder Action, shall give due consideration to Parent’s advice with respect to such stockholder Action and shall not settle or offer to settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 5.14 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be in a form agreed to by Parent and the Company, and thereafter, Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and shall provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger, the Subsequent Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process, by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change; provided, however that nothing in this Section 5.14 shall relieve any Acquired Company of its obligations under Section 5.3 with respect to any Company Acquisition Proposal, Company Adverse Recommendation Change or any other proposal contemplated by Section 5.3.

Section 5.15 Transfer Taxes. Except as provided for in Section 2.2(b), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company, the Surviving Corporation or the Surviving Company or incurred in connection with this Agreement or any of the Transactions shall be paid by either the Company or the Surviving Company. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.16 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in the Merger and under the Company Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.17 Tax Treatment.

(a) Parent, the Company, Merger Sub and Merger LLC intend that the Merger and the Subsequent Merger, taken together, be treated, and each of them shall use its reasonable best efforts to cause the Merger and the Subsequent Merger, taken together, to be treated, for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with each Company Share converted in such merger into the right to receive the Per Share Cash Amount and a number of Parent Shares equal to the Exchange Ratio, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required to do so by applicable Law.

(b) None of Parent, the Company, Merger Sub or Merger LLC shall take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Agreement) that would prevent the Merger and the Subsequent Merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code.

(c) In connection with any opinion of counsel required to be delivered in connection with the statements made in the Form S-4 and the Proxy Statement regarding the treatment of the Merger and Subsequent Merger, taken together, as a “reorganization” under Section 368(a) of the Code, Parent, the Company, Merger Sub and Merger LLC shall provide customary representations and tax certificates substantially in the form attached as Exhibit A to the Company Disclosure Letter to counsel for Parent and counsel for the Company.

(d) If there is a determination within the meaning of Section 1313(a) of the Code that the Merger and the Subsequent Merger, taken together, do not qualify as a reorganization described in Section 368(a) of the Code, Parent, the Company, Merger Sub and Merger LLC shall take the position for federal income tax purposes that the Merger was a qualified stock purchase within the meaning of Section 338 of the Code and the Subsequent Merger qualified as a liquidation described in Section 332 of the Code.

(e) Parent, the Company, Merger Sub and Merger LLC hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368- 3(a).

Section 5.18 Financing.

(a) Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense and on a timely basis, all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the arrangement of any financing of Parent or any of its Subsidiaries undertaken for the purpose of funding the Merger (the “Available Financing” it being understood that for purposes of this Section 5.18, for the avoidance of doubt, Available Financing shall include any offering of debt securities or incurrence of loans for such purpose). Such cooperation shall include, but not be limited to:

(i) furnishing Parent and Merger Sub, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information, other than financial information, regarding the Acquired Companies as may be reasonably requested in writing by Parent and (x) necessary to obtain the Available Financing or (y) as is customary for the arrangement or marketing of the Available Financing (including information to be used in the preparation of one or more information packages regarding the business and operations of the Acquired Companies);

(ii) furnishing all financial statements and other financial data and financial information of the Acquired Companies, including as is necessary to enable Parent to prepare any required pro forma financial statements, that is, in either case, reasonably requested in writing by Parent and necessary to obtain the Available Financing (the information, financial statements and other financial data and financial information referred to in clause “(i)(x)” above and this “(ii)” shall mean the “Required Information”);

(iii) participating in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Available Financing and senior management, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing;

(iv) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Available Financing;

(v) using commercially reasonable efforts to obtain surveys and title insurance reasonably requested by Parent;

(vi) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation or the Surviving Company, as applicable, immediately after the Effective Time;

(vii) executing and delivering any pledge and security documents (subject to occurrence of the Effective Time) and legal opinions, closing certificates and documents as may be reasonably requested by Parent (including delivery of a solvency certificate of the chief financial officer of the Company and insurance certificates with customary endorsements);

(viii) using commercially reasonable efforts to cause accountants to consent to the use of their reports in any material relating to the Available Financing;

(ix) assisting in (A) the negotiation, preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements and/or (B) the amendment of any of the Acquired Company’s currency or interest hedging agreements, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided, that no obligation of any Acquired Company under any such agreements or amendments shall be effective until the Effective Time;

(x) providing customary authorization letters to the Financing Sources;

(xi) using commercially reasonable efforts to cooperate with the Financing Sources in their efforts to benefit from the existing lending relationships of the Acquired Companies;

(xii) permitting any cash and marketable securities of the Acquired Companies to be made available to the Parent and/or Merger Sub at the Effective Time;

(xiii) using reasonable best efforts to obtain a public corporate family rating of the Company from Moody’s Investor Services, a public corporate credit rating of the Company from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a public credit rating for each of the debt facilities (other than any “asset-based” credit facility) and debt securities from each of such rating agencies;

(xiv) as soon as practicable, furnishing written notice to Parent if the Company shall have knowledge that the Required Information ceases to be Compliant; and

(xv) provide to the Financing Sources, at least three (3) Business Days prior to the Closing Date, all documentation and other information with respect to the Acquired Companies that is required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, and is requested by Parent or the Financing Sources at least ten (10) Business Days prior to the Closing Date;

provided, however, that, (i) no obligation of any of the Acquired Companies under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time, (ii) none of the Acquired Companies nor their respective Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Effective Time, and (iii) any requested cooperation provided for in this Section 5.18 shall not unreasonably interfere with the ongoing operations of the Acquired Companies.

(b) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any of the Acquired Companies or the reputation or goodwill of any of the Acquired Companies. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by any of the Acquired Companies in connection with the cooperation of the Acquired Companies contemplated by this Section 5.18 and shall indemnify and hold harmless the Acquired Companies and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Available Financing and any information used in connection therewith, except to the extent such Losses arise out of or result from the gross negligence, fraud or willful misconduct by any of the Acquired Companies or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

Section 5.19 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, however, that all costs and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided equally between Parent and the Company. All HSR Act and all merger-related notification fees and expenses required by Regulatory Law shall be borne by Parent. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in Article II.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent, Merger Sub, Merger LLC or the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Share Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Other Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Merger or the Subsequent Merger under the HSR Act shall have expired or been earlier terminated; (ii) all authorizations, consents or approvals required under any other Law set forth on Section 6.1(c) of the Parent Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated; and (iii) all other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, including under applicable Laws, which the failure to obtain, make or occur would have the effect of making the Merger, the Subsequent Merger or any of the other Transactions illegal or would, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect, shall have been obtained, shall have been made or shall have occurred.

(d) No Injunctions, Orders or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have issued, enacted, promulgated, enforced or entered any temporary restraining order, preliminary or permanent injunction, order or other legal restraint or prohibition preventing or making illegal the consummation of the Merger or the Subsequent Merger which is still in effect.

(e) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent, Merger LLC and Merger Sub to effect the Merger are further subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a), the first sentence of Section 3.2(b), Section 3.2(c), Section 3.2(d) and Section 3.2(e) (Capital Stock) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (iii) the representations and warranties of the Company set forth in Section 3.1 (Organization; Standing and Power; Subsidiaries), Section 3.3 (Authority), Section 3.4 (No Conflicts; Consents and Approvals), Section 3.24 (Brokers), Section 3.25 (Takeover Statutes) and Section 3.26 (Fairness Opinion) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Company Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or be reasonably likely to materially adversely affect the ability of the Company to effect the Merger in accordance with this Agreement. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.1(a)(i) (Organization), Section 4.2(a), the first sentence of Section 4.2(b), Section 4.2(c) (Capital Stock), Section 4.3 (Authority), Section 4.4 (No Conflict; Consents and Approvals), and Section 4.14 (Ownership of Parent Shares) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.8(b) (Absence of Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time and (iii) the other representations and warranties of Parent, Merger Sub and Merger LLC set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Parent Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect or be reasonably likely to materially adversely affect the ability of Parent, Merger Sub and Merger LLC to effect the Transactions in accordance with this Agreement. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent, Merger Sub and Merger LLC. Each of Parent, Merger Sub and Merger LLC shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger and the Subsequent Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub and Merger LLC):

(a) by mutual written consent of Parent and the Company at any time;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, promulgated or entered a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, the Subsequent Merger or any of the other Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall be available only if the party seeking to terminate this Agreement shall have complied with its obligations under Section 5.6 to contest or defend any claim, cause of action or proceeding before asserting the right to terminate under this Section 7.1(b)(i);

(ii) if, upon a vote taken at any duly held Company Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if the Company has not complied with its obligations under Section 5.3 and Section 5.4; or

(iii) if the Effective Time shall not have occurred on or before December 19, 2019 (the “Outside Date”); provided, however, that if all of the conditions set forth in Article VI (other than the condition set forth in Section 6.1(c)(i)) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date that is no later than June 19, 2020, the latest of any of which dates shall thereafter be deemed to be the Outside Date; and provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.2(b)(iii) if the failure to consummate the Merger by such date results from the material breach by Parent, Merger Sub or Merger LLC (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained in this Agreement.

(c) by Parent:

(i) if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured within the lesser of (1) fifteen (15) calendar days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date;

(ii) prior to obtaining the Company Stockholder Approval, if, after the date hereof, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to the Company’s stockholders a Company Acquisition Proposal other than the Merger, (C) failed to publicly reaffirm its recommendation of this Agreement within three (3) Business Days following receipt of a written request by Parent to provide such reaffirmation after a Company Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Proxy Statement the Company Recommendation or included in the Proxy Statement any proposal to vote upon or consider any Company Acquisition Proposal other than the Merger or (E) failed to recommend against a competing tender offer or exchange offer for ten percent (10%) or more of the outstanding capital stock of the Company within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

(iii) if the Company materially breaches Section 5.3.

(d) by the Company:

(i) if Parent, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within the lesser of (1) fifteen (15) calendar days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; or

(ii) prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, if the Company has complied with Section 5.3 (including Section 5.3(f)) and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b).

The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other parties.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, Merger LLC or the Company, except that the provisions of the last sentence of Section 5.5 (Access to Information; Confidentiality), Section 5.14 (Public Announcements), Section 5.19 (Expenses), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) shall survive the termination of this Agreement. Notwithstanding the foregoing, in the event of (i) the Willful Breach of this Agreement or (ii) fraud, then the parties agree that the party that did not so breach or act with fraud shall be entitled to recover from the other party any and all damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by such party or a party’s stockholders which losses, to the extent proven, shall be deemed in such event to be damages of such party) incurred or suffered by such party as a result of such breach or act. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger, the Subsequent Merger and the other Transactions shall be borne and timely paid by the party incurring such fees or expenses, whether or not the Merger or the Subsequent Merger is consummated.

(b) In the event that:

(i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii), or by Parent pursuant to Section 7.1(c)(i) and (B)(1) in the case of a termination under Section 7.1(b)(iii) or Section 7.1(c)(i), a Company Competing Proposal was publicly disclosed or made known to the Company prior to such termination or (2) in the case of a termination under Section 7.1(b)(ii), a Company Competing Proposal was publicly announced prior to the Company Stockholder Meeting, then if, concurrently with or within 12 months after the date of any such termination, (I) any of the Acquired Companies enters into a definitive agreement with respect to any Company Competing Proposal or (II) any Company Competing Proposal is consummated, (which Company Competing Proposal may be the same as or different from the Company Competing Proposal referred to in the immediately preceding clause (B)), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the consummation of such Company Competing Proposal;

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee within two (2) Business Days after such termination;

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee prior to, and as a condition to, such termination.; or

(iv) this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.1(b)(i) as a result of a judgment, order, injunction, rule or decree, or other legal restraint or prohibition arising under Applicable Regulatory Law and, solely in the case of this clause (A), as of the date of such termination, all of the conditions set forth in Article VI have been satisfied or waived at such time (other than (1) the conditions set forth in Section 6.1(c)(i) or Section 6.1(d) (in the case of Section 6.1(d), if, and only if, the applicable judgment, order, injunction, rule or decree, or other legal restraint or prohibition, arises under Applicable Regulatory Law) and (2) those conditions that by their nature may only be satisfied at the Closing or on the Closing Date, provided that such conditions are capable of being satisfied prior to the Outside Date) or (B) by the Company or Parent pursuant to Section 7.1(b)(iii) and, solely in the case of this clause (B), as of the date of such termination, all of the conditions set forth in Article VI have been satisfied or waived at such time (other than (1) the conditions set forth in Section 6.1(c)(i) or Section 6.1(d) (in the case of Section 6.1(d), if, and only if, the applicable judgment, order, injunction, rule or decree, or other legal restraint or prohibition, arises under Applicable Regulatory Law) and (2) those conditions that by their nature may only be satisfied at the Closing or on the Closing Date, provided that such conditions would be satisfied if the Closing and the Closing Date had occurred on the date of such termination), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee $75,000,000 (the “Parent Termination Fee”) within two (2) Business Days after such termination.

(c) For purposes of this Section 7.3.

(i) “Company Competing Proposal” shall have the same meaning as Company Acquisition Proposal except that all references to “15%” therein shall be changed to “50%” and all references to “85%” therein shall be changed to “60%;”

(ii) “Qualified Bidder” means a Person that has made an unsolicited bona fide written Company Acquisition Proposal at or prior to 11:59 p.m., Chicago time on May 2, 2019 (the “Tier 1 Fee Deadline”) that satisfied both of the following: (A) the Company Board, prior to the Tier 1 Fee Deadline, concluded in good faith (after consultation with its financial advisors and outside legal counsel) that such Company Acquisition Proposal constitutes a Company Superior Proposal and (B) prior to the Tier 1 Fee Deadline the Company Board validly delivered to Parent a Notice of Company Superior Proposal in respect of such Company Acquisition Proposal (such Company Acquisition Proposal, a “Qualified Company Acquisition Proposal”) in accordance with Section 5.3(f); provided, however, a Person will cease to be a Qualified Bidder if at any time (1) it withdraws such Qualified Company Acquisition Proposal or (2) as a result of the Company’s compliance with Section 5.3(f), such Qualified Company Acquisition Proposal ceases to be a Company Superior Proposal (the date of such occurrence, the “Determination Date”) and the Qualified Bidder does not submit to the Company a modified Qualified Company Acquisition Proposal that constitutes a Company Superior Proposal by the date two (2) days after the Determination Date.

(iii) “Termination Fee” means an amount in cash equal to $54,000,000.00, except, that, in the event that this Agreement is validly terminated (A) by Parent pursuant to and in accordance with Section 7.1(c)(ii) in response to a Company Adverse Recommendation Change effected in accordance with Section 5.3(e) in respect of a Company Superior Proposal that constitutes a Qualified Company Acquisition Proposal made by a Qualified Bidder or (B) by the Company pursuant to and in accordance with Section 7.1(d)(ii) in order to enter into a definitive agreement to effect a Company Superior Proposal that constitutes a Qualified Company Acquisition Proposal with a Qualified Bidder, then the “Termination Fee” shall mean an amount in cash equal to $27,000,000.00.

(d) In the event that a party or its designees receive full payment of the Termination Fee or the Parent Termination Fee under the circumstances where a Termination Fee or the Parent Termination Fee was payable, the receipt of the Termination Fee or the Parent Termination Fee, as applicable, shall be the sole and exclusive monetary remedy for any and all Losses suffered or incurred by the party to which such Termination Fee or the Parent Termination Fee, as applicable, was payable hereunder (and any of its Affiliates or any other Person) in connection with this Agreement, the termination of this Agreement, the termination or abandonment of the Transactions or any matter forming the basis for such termination other than for fraud or Willful Breach.

(e) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent, Merger Sub or Merger LLC would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Termination Fee, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at a rate equal to 5% per annum.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, whether before or after the Company Stockholder Approval has been obtained, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any such waiver or agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party making or agreeing to make such waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) upon written confirmation of receipt by reply email from the recipient (not including any automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 8.2) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub, Merger LLC, the Surviving Corporation or the Surviving Company, to:

Jones Lang LaSalle Incorporated

200 E Randolph Street

Chicago, Illinois 60601

Attention: Global General Counsel (Alan.Tse@jll.com)

Facsimile: (312) 228-2277

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Brian J. Fahrney (bfahrney@sidley.com)

Scott R. Williams (swilliams@sidley.com)

Facsimile: (312) 853-7036

(ii) if to the Company, to:

HFF, Inc.

2323 Victory Avenue, Suite 1200 Dallas, TX 75219

Attention: Mark Gibson, Chief Executive Officer (mgibson@hfflp.com)

Facsimile: (214) 775-0053

with copies (which shall not constitute notice) to:

Dechert LLP Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Attention: James A. Lebovitz (james.lebovitz@dechert.com)

Ian A. Hartman (ian.hartman@dechert.com)

Facsimile: (215) 994-2222

Section 8.3 Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first-mentioned Person;

“Agency” means a government-sponsored secondary mortgage market enterprise or Governmental Entity acquiring, owning or guaranteeing mortgage loans, including the FHA, HUD, Fannie Mae, GNMA, and Freddie Mac;

“Agency Contract” means any Contract to which the Company is a party with an Agency;

“Agency Guidelines” means the guides and manuals issued by the Agencies and related to the origination, sale and servicing of mortgage loans, and all amendments or additions thereto, and any related announcements, letters, notices, bulletins, circulars, issuances, releases and other written guidance and requirements;

“Applicable Requirements” means, in each case to the extent applicable to any particular Mortgage Loan, the duties, conditions and requirements to which HFF LP or its activities is subject under applicable Law, any Servicing Agreement (including a Superior Servicing Agreement referred to therein), HFF LP’s own underwriting, servicing and other guidelines, the requirements and guidelines of any Governmental Entity or the program requirements and guidelines of any Private Investor referred to in a Servicing Agreement;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York are authorized by Law or executed order to be closed;

“Closing Volume-Weighted Average Price” means the volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on the NYSE for the period of the five (5) consecutive trading days ending on the second full trading day prior to the Effective Time;

“Company Book-Entry Shares” means shares of Company Common Stock that are in non-certificated book entry form;

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political or economic conditions (including changes in interest rates) or the financial, securities or credit markets in the United States or elsewhere in the world, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (ii) in or affecting the industries in which the Acquired Companies operate generally (but, for the avoidance of doubt, not including the industries in which any of the Acquired Companies’ clients or customers operate), to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (C) any adoption, promulgation, repeal, modification, reinterpretation by a Governmental Entity or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by a Governmental Entity, (D) except in respect of Section 3.4, the execution and delivery of this Agreement or the announcement or consummation of the Transactions with Parent as opposed to another person, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate and (G) any change in the share price or trading volume of the Company Shares, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Company Material Adverse Effect);

“Company Restricted Shares” means Company Shares granted pursuant to that certain letter agreement by and between the Company and Steven Hentschel, dated March 29, 2017 that are subject to forfeiture upon the occurrence of certain events;

“Company Stock Plans” means the Company’s 2016 Equity Incentive Plan and 2006 Omnibus Incentive Plan;

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information and (c) neither the Company nor its auditors have indicated an intent to, or are actively considering the need to or determined to undertake a restatement of any financial statements included in the Required Information (it being understood that the Required Information will be compliant with respect to this clause “(c)” if such restatement is completed or the Company has provided written notice to Parent that the Company has determined no such restatement is required);

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, purchase order, bid, agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments thereto;

“ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Company or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Fannie Mae” means the Federal National Mortgage Association;

“FHA” means the Federal Housing Administration;

“Financing Sources” means lenders on the Available Financing and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees and representatives and their successors and assigns, including any parties to any joinder agreements or credit agreements relating thereto;

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance, together with any amendments or supplements thereto;

“Freddie Mac” means the Federal Home Loan Mortgage Corporation;

“GNMA” means the Government National Mortgage Association;

“HUD” means the United States Department of Housing and Urban Development;

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent);

“Key Employee” means each of the Persons listed on Schedule II;

“knowledge” when used with respect to (i) the Company, means the actual knowledge of any fact, circumstance or condition of those employees of the Company identified in Section 8.3(i) of the Company Disclosure Letter and (ii) Parent, means the actual knowledge of any fact, circumstance or condition of those employees of Parent identified in Section 8.3(ii) of the Parent Disclosure Letter;

“Mortgage Loan” means any mortgage loan or other extension of credit secured by a Lien on real property;

“Option Exchange Ratio” means a fraction (i) the numerator of which is the sum of (A) $24.63 and (B) the product of 0.1505 and the Parent Share Price, and (ii) the denominator of which is the Parent Share Price;

“Parent Companies” means Parent and its Subsidiaries;

“Parent ESPPs” means the Jones Lang LaSalle Incorporated Employee Stock Purchase Plan and the Jones Lang LaSalle Savings Related Share Option Plan;

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting economic conditions (including changes in interest rates) or the financial or securities markets in the United States or elsewhere in the world, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (ii) in or affecting the industries in which the Parent Companies operate generally (but, for the avoidance of doubt, not including the industries in which any of the Parent Companies’ clients or customers operate), to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by an Governmental Entity, (D) except in respect of Section 4.4, the execution and delivery of this Agreement or the announcement or consummation of the Transactions with the Company as opposed to any other person, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (G) any act of God, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate and (G) any change in the share price or trading volume of the Parent Shares, in Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Parent Material Adverse Effect);

“Parent Share Price” means the 5-day volume-weighted average closing price of Parent Shares on the New York Stock Exchange for the five (5) trading days immediately prior to the Closing Date;

“Parent Stock Plans” means the Jones Lang LaSalle 2017 Stock Award and Incentive Plan, effective as of May 31, 2017;

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that any Acquired Company is permitted to incur under Section 5.1, (d) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes and zoning regulations, (e) Liens that affect the underlying fee interest of any property leased under a Company Real Property Lease; and (f) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted;

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

“Private Investor” means each Person, other than an Agency or CMBS Trust Fund, who owns a Mortgage Loan for which the Company is the servicer or sub-servicer under a Servicing Agreement;

“Proxy Statement” means the proxy statement relating to the adoption and approval of this Agreement by the Company’s stockholders, together with any amendments or supplements thereto;

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition (such Regulatory Laws, “Applicable Regulatory Laws”) or (ii) protect the national security or the national economy of any nation;

“Representatives” means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

“Restricted Employee” means any employee of an Acquired Company who is (x) a member of the Executive Committee or the Expanded Executive Committee, who has a revenue producing or client-facing role with the Acquired Companies, or (y) who is a party to an employment agreement with an Acquired Company or would be eligible to receive a sign-on bonus or whose annual base salary, service fees or bonus opportunities collectively are in excess of one million dollars ($1,000,000);

“Serviced Mortgage Loan” means each Mortgage Loan owned by HFF LP and each Mortgage Loan for which HFF LP is servicer under an Agency Contract or a Servicing Agreement;

“Servicing Agreement” means any servicing agreement, pooling and servicing agreement, subservicing agreement, master servicing agreement, interim servicing agreement or related agreement, and any Agency Contract providing for the origination, sale, assignment or transfer of Mortgage Loans to and/or insurance, guarantee or loss sharing of Mortgage Loans by the Agencies and/or servicing of such Mortgage Loans by HFF LP;

“Servicing Custodial Account” means each trust account or bank account maintained by HFF LP, as servicer, pursuant to a Servicing Agreement, for the receipt and remittance of debt service payments;

“Servicing Escrow Account” means each account established and maintained by HFF LP with commercial banking institutions or savings and loan associations under Applicable Requirements (other than Servicing Custodial Accounts) for (i) the deposit and retention of all collections of taxes, assessments, ground rents, hazard and mortgage insurance or comparable items on account of one or more Mortgage Loans and (ii) all other escrow or similar accounts maintained by HFF LP with respect to one or more Mortgage Loans;

“Servicing File” means the servicing file maintained by HFF LP in connection with its servicing of a Mortgage Loan owned by HFF LP or by HFF LP in its capacity as a servicer under a Servicing Agreement;

“Share Issuance” means the issuance by Parent of shares of Parent Common Stock in the Merger as contemplated by this Agreement;

“Subordinate Servicer” means each Person appointed as a sub-servicer or vendor under a Subservicing Agreement;

“Subservicing Agreement” means the agreement between HFF LP and another Person pursuant to which such other Person services as a sub-servicer or vendor for HFF LP in connection with HFF LP’s servicing of a Mortgage Loan;

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

“Superior Servicer” means any Person, if any, appointed as a master servicer or primary servicer for the benefit of a Private Investor or CMBS Trust Fund and to whom HFF LP principally owes its duties under a Servicing Agreement;

“Superior Servicing Agreement” means a pooling and servicing agreement, trust and servicing agreement, primary servicing agreement, whole loan servicing agreement or other servicing agreement under which a Person other than HFF LP has been appointed as the master servicer or primary servicer of a Mortgage Loan for the benefit of a Private Investor or CMBS Trust Fund;

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat payments or any other Tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated, unitary or similar basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by contract or otherwise;

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax; and

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party and such party knew or should have known that the taking of such act or failure to take such action would be a material breach of this Agreement.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day other than a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day. The words “made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company, since January 1, 2016; the words “made available” to the Company and words of similar import means that the information or document (a) has been actually delivered to the Company or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by Parent in connection with the Transactions or (c) has been publicly filed by Parent with the SEC, or incorporated by reference into any public filing with the SEC made by Parent. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Voting Agreements, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub, Merger LLC and the Company shall be permitted to take the actions contemplated by this Agreement).

Section 8.6 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of the holders of Company Shares, Company Stock Options and Company Restricted Stock Units immediately prior to the Effective Time) and Section 5.9 (which shall be for the benefit of the Indemnified Parties and their heirs).

Section 8.7 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction.

Section 8.8 Jurisdiction; Enforcement. Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.80, and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.80, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, Merger Sub and Merger LLC hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub or Merger LLC may assign in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent, Merger Sub or Merger LLC of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.10 Remedies. Subject to Section 7.3, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly and subject to Section 7.3(d), each of the Company, Parent, Merger Sub and Merger LLC shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity and no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.14 Counterparts; Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.15 Disclosure Letters. The Company Disclosure Letter and the Parent Disclosure Letter are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, Parent, Merger Sub or Merger LLC, except and to the extent expressly provided in this Agreement. The fact that any item of information is disclosed in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Inclusion of any item in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission that such item is material or that such item is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Descriptive headings in the Company Disclosure Letter and the Parent Disclosure Letter are inserted for reference purposes and for convenience of the reader only and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding.

* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

JONES LANG LASALLE INCORPORATED

By:	/s/ James S. Jasionowski
Name: James S. Jasionowski
Title: Executive Vice President

[Merger Agreement]

MERGER SUB:

JLL CM, INC.

By:	/s/ Louis F. Bowers
Name: Louis F. Bowers
Title: President

[Merger Agreement]

MERGER LLC:

JLL CMG, LLC

By:	/s/ Louis F. Bowers
Name: Louis F. Bowers
Title: President

[Merger Agreement]

COMPANY:

HFF, INC.

By:	/s/ Mark D. Gibson
Name: Mark D. Gibson
Title: Chief Executive Officer

[Merger Agreement]

ANNEX I

DEFINED TERM INDEX

Acquired Company	3.1(a)
Action	3.9(a)
Affiliate	8.3
Agency	8.3
Agency Contract	8.3
Agency Guidelines	8.3
Agency Qualifications	3.19(b)
Agreement	Preamble
Applicable Requirements	8.3
Applicable Regulatory Laws	8.3
Appraisal Shares	2.1(d)
Associated Persons	3.22(a)
Available Financing	5.18(a)
BD Regulatory Filings	3.22
Broker-Dealer Activities	3.22(a)
Business Day	8.3
Certificate	2.1(c)(i)
Certificate of Merger	1.3
Class B Stock	3.2(a)
Closing	1.2
Closing Date	1.2
Closing Volume-Weighted Average Price	8.3
CMBS Trust Fund	3.20(j)
Code	Recitals
Company	Preamble
Company Acceptable Confidentiality Agreement	5.3(k)(i)
Company Acquisition Proposal	5.3(k)(ii)
Company Adverse Recommendation Change	5.3(d)
Company Board	2.3(d)
Company Book-Entry Shares	8.3
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	Recitals
Company Competing Proposal	7.3(c)(i)
Company Data	3.18(m)(i)
Company Disclosure Letter	Article III
Company Domain Names	3.18(m)(ii)
Company Intellectual Property	3.18(m)(iii)
Company Intervening Event	5.3(k)(iii)
Company Intervening Event Notice Period	5.3(g)
Company IT Systems	3.18(m)(iv)
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)
Company Owned Intellectual Property	3.18(m)(v)
Company Plan	3.11(a)
Company Preferred Stock	3.2(a)
Company Privacy Policy	3.18(m)(vi)
Company Real Property Leases	3.15(a)(xiv)
Company Recommendation	5.4(b)
Company Restricted Shares	8.3
Company Restricted Stock Units	2.3(b)

Company SEC Documents	3.5(a)
Company Share	2.1
Company Software	3.18(m)(vii)
Company Stock Award	2.3(e)
Company Stock Equivalents	3.2(c)
Company Stock Option	2.3(a)
Company Stock Plans	8.3
Company Stockholder Approval	3.3(a)
Company Stockholder Meeting	5.4(b)
Company Superior Proposal	5.3(k)(iv)
Company Superior Proposal Notice
Period	5.3(f)
Company User Data	3.18(m)(viii)
Company Voting Debt	3.2(c)
Company’s Current Premium	5.9(c)
Compliant	8.3
Confidentiality Agreement	5.5
Continuing D&O Insurance	5.9(c)
Continuing Employees	5.7(a)
Contract	8.3
Copyrights	3.18(m)(ix)
Cut-Off Date Mortgage Loan Schedule	3.20(a)
Cut-off Date Servicing Advance Schedule	3.20(c)
D&O Insurance	3.16(b)
Determination Date	7.3(c)(ii)
DGCL	Recitals
Domain Names	3.18(n)(x)
DOJ	5.6(d)
Effective Time	1.3
Enforceability Limitations	3.3(a)
Environmental Laws	3.13(b)(i)
Environmental Permits	3.13(b)(ii)
ERISA	3.11(a)
ERISA Affiliate	8.3
Exchange Act	3.4(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(c)(i)
Fannie Mae	8.3
FHA	8.3
Financing Sources	8.3
FINRA	3.4(b)
FINRA Rules	3.22(a)
Form S-4	8.3
Fraud and Bribery Laws	3.10(b)
Freddie Mac	8.3
FTC	5.6(d)
GAAP	3.5(b)
GNMA	8.3
Governmental Entity	3.4(b)
HFF LP	3.19(a)
HFF Securities	3.22(a)
HUD	8.3
HSR Act	3.4(b)
Indemnified Party	5.9(b)

I-1

Intellectual Property	3.18(m)(xi)
Intellectual Property Agreements	3.18(c)
IRS	3.11(a)
Judgment	8.3
Key Employee	8.3
knowledge	8.3
Know-How	3.18(m)(xii)
Law	3.4(a)
Leased Company Real Property	3.17(b)
Liens	3.1(c)
LLC Act	Recitals
Material Company Subsidiary	3.1(b)
Materials of Environmental Concern	3.13(b)(iii)
Merger	Recitals
Merger Consideration	2.1(c)(iii)
Merger LLC	Preamble
Merger Sub	Preamble
Morgan Stanley	3.24
Mortgage Loan	8.3
Mortgage Loan Schedule	3.20(a)
Notice of Company Intervening Event	5.3(g)
Notice of Company Superior Proposal	5.3(f)
NYSE	4.4(b)
Open Source Code	3.18(n)(xiii)
Option Exchange Ratio	8.3
Originated Mortgage Loan	3.19(c)
Outside Date	7.1(b)(iii)
Parent	Preamble
Parent Board	1.7
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	2.1(b)
Parent Companies	8.3
Parent Disclosure Letter	Article IV
Parent Employee Plan	5.7(b)
Parent ESPPs	8.3
Parent Material Adverse Effect	8.3
Parent Plan	4.11(a)
Parent Preferred Stock	4.2(a)
Parent Restricted Share	4.2(a)
Parent Restricted Stock Unit	2.3(b)
Parent SEC Documents	4.5(a)
Parent Share Price	8.3
Parent Stock Award	4.2(b)
Parent Stock Option	2.3(a)
Parent Stock Plans	8.3
Parent Termination Fee	7.3(b)(iv)
Patents	3.18(m)(xiv)
Per Share Cash Amount	2.1(c)(i)
Permitted IP Encumbrance	3.1(n)(xv)
Permitted Liens	8.3
Person	8.3
Personal Data	3.18(m)(xvi)
Private Investor	8.3
Profit Participation Plans	5.7(d)
Protected Health Information	3.18(m)(xvii)

Proxy Statement	8.3
Qualified Bidder	7.3(c)(ii)
Qualified Company Acquisition Proposal	7.3(c)(ii)
Regulatory Laws	8.3
Representatives	8.3
Required Information	5.18(a)(ii)
Restricted Employee	8.3
SEC	Article III
Securities Act	3.4(b)
Servicing Agreement	8.3
Serviced Mortgage Loan	8.3
Servicing Custodial Account	8.3
Servicing Escrow Account	8.3
Servicing File	8.3
Share Issuance	8.3
Subordinate Servicer	8.3
Subservicing Agreement	8.3
Superior Servicer	8.3
Superior Servicing Agreement	8.3
Software	3.18(m)(xviii)
SOX	3.5(a)
Specified Time	3.2(a)
State Qualifications	3.19(a)
Subsequent Merger	Recitals
Subsidiary	8.3
Surviving Company	1.4(a)
Surviving Corporation	1.1(a)
Takeover Laws	3.25
Tax	8.3
Tax Returns	8.3
Termination Fee	7.3(c)(ii)
Tier 1 Fee Deadline	7.3(c)(ii)
Trademarks	3.18(m)(xix)
Transactions	1.2
Voting Agreement	Recitals
WARN	3.12(a)
Willful Breach	8.3

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